Exhibit 99.1

STN
TSX · NYSE

Stantec Inc.
2011 First Quarter Report
Three Months Ended March 31, 2011, and 2010

At Stantec,
One Team
is who we are.

Stantec
One Team. Integrated Solutions.

Contents

i	REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis
M-1	Caution Regarding Forward-Looking Statements
M-4	Core Business and Strategy
M-4	Results
M-18	Summary of Quarterly Results
M-20	Liquidity and Capital Resources
M-22	Other
M-24	Outlook
M-24	Critical Accounting Estimates, Developments, and Measures
M-32	Controls and Procedures
M-32	Risk Factors

Unaudited Interim Consolidated Financial Statements
F-1	Consolidated Statements of Financial Position
F-2	Consolidated Statements of Income
F-3	Consolidated Statements of Comprehensive Income
F-4	Consolidated Statements of Shareholders’ Equity
F-5	Consolidated Statements of Cash Flows
F-6	Notes to the Unaudited Interim Consolidated Financial Statements

IBC	Shareholder Information

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 10,500 employees operating out of more than 160 locations in North America. Stantec trades on the TSX and NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

First Quarter 2011

I am pleased to report that our Company began 2011 with strong results in a slowly recovering economy. On a sequential basis, our gross revenue increased 6.5% to $408.7 million in the first quarter of 2011 from $383.7 million in the fourth quarter of 2010. Compared to the first quarter of 2010, our gross revenue increased 10.0% to $408.7 million from $371.6 million, net revenue increased 13.5% to $336.8 million from $296.8 million, net income increased 46.0% to $23.8 million from $16.3 million, and diluted earnings per share increased 48.6% to $0.52 from $0.35. Also compared to the first quarter of 2010, organic growth increased in our Industrial, Transportation, and Urban Land practice areas and decreased in our Buildings and Environment practice areas.

Over the last year, we have provided updates in our quarterly and annual Management’s Discussion and Analysis about our transition to International Financial Reporting Standards (IFRS) and its impact on our financial results. I am pleased to announce that we have completed our changeover to IFRS and that our March 31, 2011, financial results, as well as 2010 comparative figures, are reported under these standards. Details about the impact of this transition are included in our first quarter 2011 Management’s Discussion and Analysis and financial statements.

Activity during the first quarter of 2011 also included the successful acquisition of QuadraTec Inc., a 50-person consulting company located in St. John’s, Newfoundland and Labrador. QuadraTec is one of Atlantic Canada’s leading mechanical and electrical engineering firms, and its addition will further strengthen our presence in the Newfoundland and Labrador market.

We continued to obtain significant projects in all practice areas during the first quarter. Project awards in the Buildings area highlighted our expertise in the healthcare sector. Most notably, we secured a contract to design a new hospital in High Prairie, Alberta, as part of the provincial government’s three-year health capital plan to build and update healthcare facilities in small and midsized communities. The new healthcare center will include 30 acute care beds as well as continuing care beds, bringing together primary care, medical services, community and mental health programs, and postsecondary training (in partnership with nearby Northern Lakes College) under one roof. New contract awards in other sectors included a complex, multidisciplinary project that will provide a new Operations Center for the Sacramento Municipal Utilities District (SMUD) in Sacramento, California. As part of a design-build team, we are developing 200,000 square feet (20,000 square metres) of office space and 150,000 square feet (14,000 square metres) of maintenance yard buildings. Our work also includes a comprehensive review of SMUD’s business operations, which will lead to recommending new workplace technology, reprogramming space needs, revising a previous interior design prepared by another firm, reoptimizing the yard facilities, and managing cultural change, among other tasks. We will coordinate our work with the design-build team to target Leadership in Energy and Environmental Design Platinum certification and Net Zero building status for the facility.

In the Environment area, we continue to focus on providing services to help clients meet regulatory requirements in sectors such as oil and gas, water, and power. For example, we are managing an environmental impact assessment for the Hebron offshore oil and gas development in the Jeanne d’Arc Basin on the Grand Banks of Newfoundland and Labrador for ExxonMobil Canada. In addition to the assessment, which incorporates biophysical and socioeconomic components, our responsibilities include field work related to fish habitat. In the water sector, we also continue to secure projects involving the replacement and rehabilitation of aging infrastructure. New assignments include a contract to design a new dam across the Kentucky River as well as improvements to certain locks and dams that are now over 100 years old to allow their continued operation. This infrastructure will supply water to 400,000 central Kentucky residents, including the population of Lexington, and facilitate recreational traffic upstream to Frankfurt. The project complements the award-winning work we have done on Lock and Dam No. 9 in eastern Kentucky.

Activity in the Industrial area during the first quarter underscored our increasing involvement with clients in the energy and mining sectors, two general areas of growth for us. For example, we were chosen to act as the owner’s engineer

i

for a SaskPower project that will involve refurbishing a 150-megawatt lignite-fired coal-generating unit at Saskatchewan’s Boundary Dam Power Station and adding a postcombustion carbon capture system to the facility. When complete, the project will help meet growing demand for electricity in Saskatchewan, reduce SaskPower’s overall carbon dioxide emissions, and provide carbon dioxide for enhanced oil recovery. We have been providing engineering services and support to SaskPower on clean coal projects since 2006. During the first quarter, work continued on contracts with DCO Energy to design two landfill gas-to-energy power plants—one in Brea, California, and the other in Johnston, Rhode Island. Once commissioned, these plants will each generate up to 32 megawatts of renewable energy. We also continued to play a significant role in the development of the Jansen potash mine in Jansen, Saskatchewan, for BHP Billiton and the Oyu Tolgoi copper-gold mine in Mongolia’s South Gobi Desert for Ivanhoe Mines.

New projects in the Transportation area showcased our continuing work in the rail sector as well as in intelligent transportation systems (ITS) consulting and design. In Toronto, Ontario, we are providing engineering design and construction management services for the development of bridge and retaining wall structures along the Georgetown rail corridor for continuing client Metrolinx. The structures will be built to accommodate expansion of Metrolinx’s passenger rail service in four locations from two to up to five tracks. And in California, we are using our skills in ITS to prepare an integrated corridor management plan for the Interstate 880 corridor in the San Francisco Bay Area. The project’s goal is to relieve traffic congestion and improve mobility, accessibility, and safety by identifying ways to better coordinate existing and planned ITS strategies and operations.

Finally, new projects in the Urban Land area demonstrated our expertise in revitalizing existing land developments, including parks and recreational facilities. In Ontario, the City of Kitchener awarded us a project to refurbish Victoria Park Lake, a recreational amenity that has been an essential component of its green space for over 100 years. Bringing together diverse disciplines from five of our Ontario offices, the project will involve providing lake design, park infrastructure improvements, and other services and developing a pilot program as part of an innovative sediment management approach on the site. Other activity in the Urban Land area included an assignment to perform construction surveying for a 500-kilovolt power transmission line being constructed in eastern Nevada by NV Energy and LS Power. The 240-mile (386-kilometre) line will be an integral part of the transmission grid needed to deliver renewable power (including wind, solar, and geothermal) to customers in Las Vegas and Southern California.

Overall, the first quarter of 2011 was a strong quarter for our Company. We owe this performance to our clients, who continue to support us with their projects, and to our employees, who continue to manage our operations efficiently and to provide excellent client service.

Bob Gomes, P.Eng.
President & CEO
May 9, 2011

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 9, 2011

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended March 31, 2011, dated May 9, 2011, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2011, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2010 Financial Review (prepared in accordance with Canadian generally accepted accounting principles [GAAP]), and the Report to Shareholders contained in our 2011 First Quarter Report.

In 2008, the Canadian Institute of Chartered Accountants (CICA) stated that Canadian publicly accountable enterprises would be required to adopt International Financial Reporting Standards (IFRS) by the first quarter of 2011 with comparative figures. Therefore, our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2011, are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The Critical Accounting Estimates, Developments, and Measures section (under the Transition to IFRS subheading) of this Management’s Discussion and Analysis and note 37 of our March 31, 2011, unaudited interim consolidated financial statements discloses the impact of the transition to IFRS on our reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010. Unless otherwise indicated, comparative figures in this Management’s Discussion and Analysis have been restated to give effect to these changes.

Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2011 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of our 2010 Financial Review.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•
To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•
Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2011 and its effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2011 are listed in the Outlook section of our 2010 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that the average interest rate would increase incrementally in 2011. On March 31, 2011, the Canadian dollar closed at US$1.03, representing a 2.0% increase since December 31, 2010. The average interest rate on our revolving credit facility was 3.33% compared to 2.97% at December 31, 2010, representing a 12.1% increase since December 31, 2010. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2011 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at March 31, 2011, was 27.0% compared to 29.9% for the year ended December 31, 2010, as further explained on page M-17.

In our 2010 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 555,000 units in 2011. This forecast has since been revised to 535,000 units in 2011.

During the first quarter of 2011, the Bank of Canada maintained the overnight rate target at the 1.0% rate published in our 2010 Financial Review.

During the first quarter of 2011, the U.S. Congressional Budget Office, in its Budget and Economic Outlook, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 3.1% to an increase of 3.5% in 2011.

During the first quarter of 2011, the Bank of Canada revised its forecasted GDP growth from an increase in real GDP of 2.4% to an increase of 2.9% in 2011.

Outlooks for each of our practice areas for the remainder of 2011 can be found in the Results section of this Management’s Discussion and Analysis. The outlooks are unchanged from those included in our 2010 Financial Review. The outlook for 2011 for our Industrial practice area is moderate organic growth, the outlook for our Environment and Transportation practice areas is stable to moderate organic growth, and the outlook for our Buildings and Urban Land practice areas is stable. In establishing the outlook for our Buildings practice area, we assumed that growth from the acquisitions completed in 2010 will be tempered by softened economic conditions in California and the United Kingdom. In Canada, we expect to continue to secure P3 opportunities and to leverage our design and buildings engineering expertise to increase the scope and size of our work in the United States and internationally. We developed the outlook for our Environment practice area assuming that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope. As well, we expect that water-related services and spending by our energy sector clients will be driven by a more stringent regulatory environment. In outlining the outlook for our Industrial practice area, we assumed that commodity prices will continue to remain strong and that activity in the mining and resource sectors will be robust. In establishing the outlook for our Transportation practice area, we assumed that P3 projects will continue to provide a potential stream of work in Canada and that our rail and transit groups will maintain their current activity levels. We also assumed that decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may cause delays in some planned transportation projects moving forward. Finally, in outlining the outlook for our Urban Land practice area, we assumed that housing starts will remain stable in 2011 as forecast by the Canadian Mortgage and Housing Corporation (CMHC) and NAHB, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 9, 2011, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2011, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, in the Caribbean, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2011 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect to result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q1 11 from those described on pages M-4 to M-10 of our 2010 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q1 11

We achieved strong results for the first quarter of 2011. On a sequential basis, gross revenue increased 6.5% to $408.7 million from $383.7 million in the previous quarter. Compared to Q1 10 our gross revenue increased 10.0% to $408.7 million from $371.6 million, EBITDA (which is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review) increased 7.7% to $46.0 million from $42.7 million, net income increased 46.0% to $23.8 million from $16.3 million, and diluted earnings per share increased 48.6% to $0.52 from $0.35. Excluding the impact of the reorganization of our corporate structure in Q1 10, our net income increased 5.8% to $23.8 million from $22.5 million, and diluted earnings per share increased 6.2% to $0.52 from $0.49.

Our revenue was positively impacted by acquisitions completed in 2010 and 2011, offset by a slower than anticipated economic recovery in the United States. Compared to Q1 10, we reported an increase in organic growth in all our practice areas except for Buildings and Environment as more fully discussed on pages M-8 to M-14.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

The following table summarizes key financial data for Q1 11 compared to Q1 10:

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2011	2010	$ Change	% Change

Gross revenue	408.7	371.6	37.1	10.0%
Net revenue	336.8	296.8	40.0	13.5%
Net income	23.8	16.3	7.5	46.0%
Earnings per share – basic	0.52	0.36	0.16	44.4%
Earnings per share – diluted	0.52	0.35	0.17	48.6%
EBITDA (note 1)	46.0	42.7	3.3	7.7%
Cash flows used in operating activities	(13.4)	(10.3)	(3.1)	n/m
Cash flows used in investing activities	(42.0)	(31.1)	(10.9)	n/m
Cash flows from financing activities	5.7	44.1	(38.4)	n/m
n/m = not meaningful
note 1: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.

We successfully completed the conversion of our financial processes and results to IFRS. Our Q1 11 consolidated financial statements have been prepared under IFRS along with our comparative figures as further discussed on pages M-26 to M-31. As part of the conversion process, we assessed and concluded that IFRS had a minimal impact on our internal controls over financial reporting, disclosure controls and procedures, information technology systems, and business activities, including our strategies, budgeting and forecasting processes, debt covenants, key performance indicators, and compensation plans. The accounting policies applied in our Q1 11 consolidated financial statements are based on IFRS issued and outstanding as of May 9, 2011. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of our Q1 11 interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

 Our Q1 11 results compared to our Q1 10 results were affected by the following:

•
Our gross revenue increased $37.1 million due to a $48.3 million increase in acquisition growth, offset by a $7.4 million impact of foreign exchange and a $3.8 million retraction in organic revenue. As a percentage of net revenue, gross revenue declined due to a reduction in the use of subconsultants in our Environment and Industrial practice areas.

•	Our net revenue grew $40.0 million due to a $37.6 million increase in acquisition growth and an $8.1 million increase in organic growth, offset by a $5.7 million impact of foreign exchange.

•
Our gross margin as a percentage of net revenue increased from 55.5% to 55.8% mainly due to an increase in the gross margins for our Urban Land and Environment practice areas resulting from the mix of projects in progress during the quarter and increased project efficiencies.

•
Our administrative and marketing expenses as a percentage of net revenue increased to 42.2% from 41.4% mainly due to the recognition of sublease revenue in Q1 10 and increased integration activities in Q1 11.

•
Our Q1 11 EBITDA increased 7.7% compared to Q1 10 mainly due to an increase in gross revenue and an improvement in our gross margin, partially offset by an increase in administrative and marketing expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

•	Our income tax expense decreased by $6.5 million or 42.5% due to the tax impact of the reorganization of our corporate structure in Q1 10.

The following highlights other key activities and initiatives in the quarter ended March 31, 2011:

•
On February 11, 2011, we acquired the shares and business of QuadraTec, Inc. (QuadraTec), which added approximately 50 staff to our Company. With offices in Newfoundland and Labrador, QuadraTec provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management services. The addition of QuadraTec’s services will augment our existing environmental and geotechnical consulting practice in St. John’s and position us to provide a more diverse range of consulting services throughout Newfoundland and Labrador.

•
During the quarter, the Company issued options to purchase 410,000 shares to officers and employees of our Company as part of our long-term compensation plan for our key staff and 33,311 restricted share units to our senior vice presidents as part of their 2010 annual bonus in accordance with our senior compensation strategy.

Results compared to 2011 targets
In our 2010 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2011. The following is an indication of our progress toward these targets:

Measure	2011 Expected Range	Actual Q1 11 Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	55.8	% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	42.2	% ✓
Net income as % of net revenue	At or above 6%	7.1	% ✓
Effective income tax rate	At or below 28.5%	27.0	% ✓
Return on equity (note 1)	At or above 14%	17.2	% ✓
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.46	✓
The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.
note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt and bank indebtedness less cash and short-term deposits, all divided by shareholders’ equity.
✓ Met our target

Year to date, we are meeting all our targets for 2011.

Balance Sheet
Our total assets decreased by $45.1 million from December 31, 2010. This decrease was principally due to a $49.6 million decrease in cash and short-term deposits because cash was being held at December 31, 2010, for the payment of notes from acquisitions that were paid in early January 2011. As well, property and equipment decreased by $4.6 million mainly due to depreciation, and goodwill decreased by $4.1 million mainly due to the impact of foreign exchange. These decreases were partially offset by a $5.3 million increase in trade and other receivables and in unbilled revenue partially from the QuadraTec acquisition, a $1.5 million increase in income taxes recoverable, and a $6.4 million increase in other financial assets principally from the recognition of indemnification assets from prior period acquisitions.

 Our total liabilities decreased by $56.5 million from December 31, 2010, partly because of a $24.7 million decrease in notes payable primarily due to the notes from acquisitions paid during the quarter. As well, trade and other

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

payables decreased by $29.3 million due to payments for annual employee bonuses. Our billings in excess of costs decreased by $5.0 million due to the timing of billings, income taxes payable decreased by $4.0 million due to the payment of income taxes payable assumed from acquisitions, and other financial liabilities decreased by $3.3 million resulting from the payment of accrued interest on notes payable. These decreases were partially offset by a $3.3 million increase in provisions resulting from the recognition of contingent liabilities from prior period acquisitions and a $9.0 million increase in our revolving credit facility.

In addition, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets decreased due to the strengthening of the Canadian dollar from US$1.01 at December 31, 2010, to US$1.03 at March 31, 2011.

Our shareholders’ equity increased by $11.4 million from December 31, 2010. This increase was mainly due to $23.8 million in net income earned in Q1 11, a $0.1 million unrealized gain on financial assets, $0.5 million in share options exercised for cash, and a $0.5 million increase in share-based compensation expense. These increases were offset by a $1.8 million repurchase of shares under our normal course issuer bid and an $11.7 million decrease in other comprehensive income attributable to foreign exchange adjustments. These foreign exchange adjustments represent unrealized foreign exchange gains and losses that occur when translating our foreign operations into Canadian dollars.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results for the first quarter of 2011 compared to the same period in 2010.

	Quarter Ended March 31
			Percentage
	Percentage of Net		Increase
	Revenue		(Decrease) *
	2011	2010	2011 vs. 2010

Gross revenue	121.3%	125.2%	10.0%
Net revenue	100.0%	100.0%	13.5%
Direct payroll costs	44.2%	44.5%	12.8%
Gross margin	55.8%	55.5%	14.0%
Administrative and marketing expenses	42.2%	41.4%	15.5%
Depreciation of property and equipment	1.9%	1.9%	12.1%
Amortization of intangible assets	1.4%	1.4%	17.5%
Net interest expense	0.7%	0.4%	69.2%
Other finance expense/(income)	0.2%	(0.2%)	n/m
Share of income from associated companies	(0.1%)	(0.2%)	(66.7%)
Foreign exchange gain	(0.2%)	0.0%	n/m
Other (income)/expense	0.0%	0.1%	n/m
Income before income taxes	9.7%	10.7%	3.2%
Income taxes	2.6%	5.2%	(42.5%)
Net income	7.1%	5.5%	46.0%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

The following section outlines certain factors that affected the results of our operations in the first quarter of 2011 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended March 31, 2011.

Gross and Net Revenue
The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue. Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as organic growth.

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$1.02 in Q1 11 compared to US$0.96 in Q1 10, representing a 6.3% increase. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q1 11 compared to Q1 10.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue for the first quarter of 2011 compared to the same period in 2010.

Gross Revenue	First Quarter
(In millions of Canadian dollars)	2011 vs. 2010

Increase (decrease) due to:
Acquisition growth	48.3
Organic growth	(3.8)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(7.4)

Total net increase in gross revenue	37.1

Net Revenue	First Quarter
(In millions of Canadian dollars)	2011 vs. 2010

Increase (decrease) due to:
Acquisition growth	37.6
Organic growth	8.1
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(5.7)

Total net increase in net revenue	40.0

The net increase in gross revenue was $37.1 million for Q1 11 over Q1 10 due to a $48.3 million increase in acquisition growth, offset by a $7.4 million impact of foreign exchange and a $3.8 million retraction in organic growth. The increase in acquisition gross and net revenue in Q1 11 compared to the same quarter last year was due to the

MANAGEMENT’S DISCUSSION AND ANALYSIS
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STANTEC INC. (UNAUDITED)

revenue earned in Q1 11 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area sections below. The retraction in organic growth in our gross revenue in Q1 11 compared to Q1 10 was experienced in our Environment and Buildings practice areas.

The increase in net revenue was $40.0 million for Q1 11 over Q1 10 due to a $37.6 million increase in acquisition growth and an $8.1 million increase in organic growth, offset by a $5.7 million impact of foreign exchange. The positive organic growth on a net revenue basis versus the retraction on a gross revenue basis is due to a reduction in the use of subconsultants in Q1 11 compared to Q1 10 in our Environment and Industrial practice areas.

The following table summarizes the growth or decline in gross revenue by region for the first quarter of 2011 compared to the same period in 2010:

Gross Revenue by Region
	Quarter	Quarter
	Ended	Ended		Change Due	Change Due	Change Due
	March 31,	March 31,		to	to Organic	to Foreign
(in millions of Canadian dollars)	2011	2010	Total Change	Acquisitions	Growth	Exchange

Canada	226.0	220.9	5.1	2.8	2.3	n/a
United States	167.3	144.5	22.8	37.4	(7.2)	(7.4)
International	15.4	6.2	9.2	8.1	1.1	-

Total	408.7	371.6	37.1	48.3	(3.8)	(7.4)
n/a - not applicable

Revenue in all regions was positively impacted by the acquisitions completed in 2010 and 2011, offset by a negative impact due to the slower than anticipated economic recovery in the United States and the strengthening of the Canadian dollar against the US dollar in Q1 11 compared to Q1 10.

The following lists the acquisitions completed in 2010 and 2011 that impacted specific regions year to date:

•	Canada: Project Control Group Inc. (PCGI) (March 2010); TetrES Consultants Inc. (TetrES) (April 2010); and QuadraTec (February 2011)

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

•
United States: IEA Holdings, Inc. (IEA) (July 2010); WilsonMiller, Inc. (WilsonMiller) (July 2010); Natural Resources Consulting, Inc. (NRC) (July 2010); Communication Arts, Inc. (CommArts) (August 2010); Anshen & Allen Architecture, Inc. (Anshen + Allen) (September 2010); ECO:LOGIC Engineering (ECO:LOGIC) (September 2010); Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) (October 2010); and Burt Hill, Inc. (Burt Hill) (December 2010)

•	International: IEA Holdings, Inc. (July 2010); Anshen + Allen (September 2010); WilsonMiller (July 2010); and Burt Hill (December 2010)

Canada. Gross revenue in our Canadian operations increased by 2.3% in Q1 11 compared to Q1 10. Of the $5.1 million increase, $2.8 million was due to acquisitions, and $2.3 million was due to organic growth. We believe that we will experience moderate growth in Canada in 2011 compared to 2010.

United States. Gross revenue in our US operations increased by 15.8% in Q1 11 compared to Q1 10. Of the $22.8 million increase, $37.4 million was due to acquisitions, offset by a $7.2 million retraction in organic revenue and a $7.4 million decline due to the impact of foreign exchange. We believe that we will experience nominal growth in the United States in 2011 compared to 2010.

International. Gross revenue in our International operations grew by 148.4% in Q1 11 compared to Q1 10. Of the $9.2 million increase, $8.1 million was due to acquisition growth, and $1.1 million was due to organic growth. We believe that we will experience moderate growth internationally in 2011 compared to 2010 due to strong activity in the mining sector.

The following table summarizes the growth or decline in gross revenue by practice area for the first quarter of 2011 compared to the same period in 2010:

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Practice Area		% of		% of	% Change
Gross Revenue	Quarter	Consulting	Quarter	Consulting	in Gross
	Ended	Services	Ended	Services	Revenue
(In millions of Canadian	March 31,	Gross	March 31,	Gross	2011 vs.
dollars, except %)	2011	Revenue	2010	Revenue	2010

Buildings	113.4	27.7%	85.2	22.9%	33.1%
Environment	142.1	34.8%	149.8	40.3%	(5.1%)
Industrial	67.9	16.6%	58.9	15.9%	15.3%
Transportation	46.4	11.4%	42.7	11.5%	8.7%
Urban Land	38.9	9.5%	35.0	9.4%	11.1%

Total	408.7	100.0%	371.6	100.0%	10.0%
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, and Urban Land practice areas.

As indicated above, our gross revenue was impacted by acquisitions, a slight retraction in organic revenue due to a reduction in the use of subconsultants, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

Practice Area Gross Revenue	Quarter Ended March 31, 2011 vs. 2010
		Change Due	Change Due	Change Due
		to	to Organic	to Foreign
(In millions of Canadian dollars)	Total Change	Acquisitions	Growth	Exchange

Buildings	28.2	33.8	(4.6)	(1.0)
Environment	(7.7)	6.1	(10.2)	(3.6)
Industrial	9.0	1.9	7.9	(0.8)
Transportation	3.7	3.0	2.1	(1.4)
Urban Land	3.9	3.5	1.0	(0.6)

Total	37.1	48.3	(3.8)	(7.4)
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, and Urban Land practice areas.

The following lists the acquisitions completed in 2010 and 2011 that impacted specific practice areas year to date:

•	Buildings: CommArts (August 2010); Anshen + Allen (September 2010); Burt Hill (December 2010); and QuadraTec (February 2011)
•	Environment: TetrES (April 2010); WilsonMiller (July 2010); NRC (July 2010); and ECO:LOGIC (September 2010)
•	Industrial: PCGI (March 2010) and IEA (July 2010)
•	Transportation: WilsonMiller (July 2010) and Street Smarts (October 2010)
•	Urban Land: WilsonMiller (July 2010)

Buildings. Gross revenue for the Buildings practice area increased by 33.1% in Q1 11 compared to Q1 10. Of the $28.2 million increase, $33.8 million was due to acquisitions, offset by a $4.6 million retraction in organic revenue due to integration activities and weak building sector markets in the US West and United Kingdom, and $1.0 million due to the impact of foreign exchange. During the quarter, the Buildings practice area converted the North American operations of Anshen + Allen and Burt Hill to our financial systems. The Buildings practice area continued to secure steady work in Canada, but activity continues to be slow in the United States and the United Kingdom. During Q1 11,

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

we continued to secure projects in our principal focus areas of healthcare and educational facility planning and design. For example, we were chosen by the Government of Alberta to design a new $90 million healthcare center in High Prairie, Alberta. We were awarded this multidisciplinary project due to our recognized expertise in the design of healthcare facilities. Notwithstanding the slow recovery in the US economy, we were selected to provide consulting services for a complex, multidisciplinary project to redesign and repurpose a group of buildings for the Sacramento Municipal Utilities District in Sacramento, California. In addition, our expanded geographic presence enabled us to pursue international opportunities during the quarter, as well as opportunities in the public-private partnership (P3) market.

We believe that the outlook for our Buildings practice area is stable for 2011. Acquisitions in this practice area were a highlight in 2010, and we expect that our expanded geographic footprint will allow us to further strengthen and leverage our expertise in healthcare and educational facility design in 2011, although the expected growth from these acquisitions may be tempered by softened economic conditions in California and the United Kingdom. In Canada, we expect to continue securing P3 opportunities in 2011 due to our presence and relationships in P3 markets and to the top-tier positioning of our Architecture and Buildings Engineering practices. In addition, we expect our enhanced and expanded architecture and buildings engineering expertise in the United States to position us to undertake projects of increased scope and size in the United States and internationally.

Environment. Gross revenue for the Environment practice area decreased by 5.1% in Q1 11 compared to Q1 10. Of the $7.7 million decrease, $10.2 million was due to a retraction in organic revenue, and $3.6 million was due to the impact of foreign exchange, offset by $6.1 million due to acquisitions. The decrease in organic growth was mainly due to a reduction in pass through subcontractor costs associated with a contraction in our environmental remediation business as many of our commercial clients reduced their environmental spending in 2010. Inclement weather in several areas also delayed a number of spring project starts. These factors were partially offset by an increase in our environmental management business compared to Q1 10. We also continue to strategically reposition our oil and gas services to win more front-end environmental assessment and compliance services. A number of our commercial clients are reassessing their capital spending for 2011, and our portfolio of spring project starts is favorable overall. As our geographic presence and competitive profile have increased, we have continued to pursue and win larger, multiyear, and higher-profile projects. During the quarter, high oil prices encouraged increased activity in the Alberta oil sands and in shale gas development in the northeastern United States. We also continued to pursue and win regulatory and permitting projects in support of our energy sector clients. For example, we continued to provide environmental assessment services for the Hebron offshore oil and gas development by ExxonMobil in the Jeanne d’Arc Basin on the Grand Banks in Newfoundland and Labrador. Also, the practice area was awarded several critical projects involving water supply and recreation infrastructure in Kentucky. We are designing a $30 million lock and dam structure to serve central Kentucky and 400,000 residents with the main purpose of supplying raw water to Lexington’s residents and facilitating recreational boating traffic from the Ohio River main stem to the Kentucky River as far upstream as Frankfort. We were able to secure these projects due in part to our positive long-term relationship with the client.

We believe that the outlook for our Environment practice area is stable to moderate organic growth in 2011, with stronger growth in the second half of the year. The practice area’s expanded geographic presence and service offerings over the past several years places us in a top 10 category among the world’s environmental service providers, and we expect that our size, presence, and reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope in 2011. During 2010, continued financial pressure on North American cities resulted in a sluggish development market and depressed demand for water-related services. Although the water sector may not experience a significant recovery until 2012 or beyond, we believe that we are well positioned to secure opportunities resulting from more stringent environmental regulatory requirements. Environmental regulations, which largely drive environmental spending by our clients, are expected to increase as a result of several high-profile industrial spills in 2010. These trends may also increase our

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

clients’ focus on proactively managing the integrity of their facilities for which we are well positioned to provide services.

Industrial. Gross revenue for the Industrial practice area increased by 15.3% in Q1 11 compared to Q1 10. Of the $9.0 million increase, $1.9 million was due to acquisitions, and $7.9 million was due to organic growth, offset by $0.8 million due to the impact of foreign exchange. The increase in organic growth was mainly due to a general increase in project activity, in particular in the mining sector, which resulted in increased staff levels and backlog. For example, we continued our work on BHP Billiton's Jansen potash mine project in Saskatchewan and on the Oyu Tolgoi copper-gold mine project in Mongolia. Pricing for commodity minerals remained stable and high oil prices led to additional projects in the oil and gas sector. Our Power practice also continued to secure projects during the quarter. For example, we were chosen to act as the owner’s engineer for SaskPower’s Boundary Dam power facility located in Saskatchewan. This project includes providing contract support and technical coordination as well as detailed design services for numerous plant systems and site infrastructure. It also will include services for the potential addition of an integrated carbon capture and sequestration facility. Our past performance and expertise in carbon capture assignments were instrumental in securing this project. During the quarter, we secured two large projects to produce energy from landfill gas, a process that reduces dependence on other natural resources. The Industrial practice area continued to work on renewable energy projects, including wind power, solar power, and smart grid initiatives.

We believe that the outlook for our Industrial practice area is moderate organic growth in 2011. After improving throughout the last year, commodity prices remain strong, while activity in the mining and oil and gas sectors is expected to be robust. Our capabilities in renewable energy and smart grid technology will allow us to take advantage of any market opportunities in sustainable energy development.

Transportation. Gross revenue for the Transportation practice area increased by 8.7% in Q1 11 compared to Q1 10. Of the $3.7 million increase, $3.0 million was due to acquisitions, and $2.1 million was due to organic growth, offset by $1.4 million due to the impact of foreign exchange. During the quarter, the practice area continued to work on a stable stream of projects in Canada and the United States, including roadway rehabilitation and ongoing bridge inspection projects, as well as a wide range of new and upgrade projects in the rail and transit sectors. For example, during the quarter, we were chosen by Metrolinx to provide rail bridges design, retaining structures design, and traffic accommodation services for the Georgetown West Bridges expansion in Ontario. We were able to secure this project based on our transportation expertise, demonstrating our growing presence in the transit and rail business. The Transportation practice area also secured three large roadway capacity improvements and transportation management projects in California, where we have established a positive presence.

We believe that the outlook for our Transportation practice area is stable to moderate growth in 2011. P3 projects continue to provide a potential stream of work in Canada, where our size and geographic presence are well suited for these larger assignments. We also expect our rail and transit groups to maintain their current activity levels in 2011. However, decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may cause delays in some planned transportation projects.

Urban Land. Gross revenue for the Urban Land practice area increased by 11.1% in Q1 11 compared to Q1 10. Of the $3.9 million increase, $3.5 million was due to acquisitions, and $1.0 million was due to organic growth, offset by $0.6 million due to the impact of foreign exchange. In Q1 11, Canada accounted for approximately 60% of our urban land business, with the remainder of the work being spread throughout a number of locations in the United States. During Q1 11, single-family housing starts in the United States and Canada did not change significantly from the end of 2010. During the quarter, this practice area’s staff and backlog levels remained stable. Based on our geographic presence in North America, we continued to secure larger, multilocation projects. The practice area also continued to pursue and take advantage of opportunities in both the residential and non-residential markets in Canada. For example, our multidisciplinary expertise enabled us to secure the Victoria Park Lake Improvements project with the

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

City of Kitchener in Ontario. The project involves detailed design, contract administration, and inspection services. In the United States, the practice area continued to pursue non-residential work, mainly in the public sector, to supplement its residential project backlog. For example, during the quarter, we were chosen by Nevada Energy and Sturgeon Electric to provide geomatics services in support of transmission line development in eastern Nevada.

Due to generally anticipated stability in the Canadian and US residential sectors, we believe that the outlook for our Urban Land practice area in 2011 is stable. In 2011, we expect to continue diversifying our client base, building and leveraging our reputation with the public sector, and focusing on relationships with larger clients who require more complex services as well as our multidisciplinary team approach.

Gross Margin
For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2010 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.8% in Q1 11 compared to 55.5% in Q1 10. In the first quarter of 2011 compared to the same period in 2010, our gross margin percentages increased in all practice areas except for Buildings and Industrial.

The following table summarizes our gross margin percentages by practice area for Q1 11 and Q1 10.

	Quarter Ended March 31
Gross Margin by Practice Area	2011	2010

Buildings	56.6%	56.7%
Environment	57.9%	57.0%
Industrial	50.4%	51.0%
Transportation	53.5%	53.0%
Urban Land	58.8%	57.4%
Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings, Industrial, and Urban Land practice areas.

The change in gross margin percentages in Q1 11 compared to Q1 10 was due to the following:

•
In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•	The increase in gross margin was mainly due to our Urban Land and Environment practice areas resulting from the mix of projects in progress during the quarter and increased project efficiencies.

The following table summarizes our gross margin percentages by region for Q1 11 and Q1 10.

	Quarter Ended March 31
Gross Margin by Region	2011	2010
Canada	57.5%	57.0%
United States	53.4%	53.0%
International	54.4%	59.7%

The reduction in gross margin in our International region resulted from the mix of projects in progress during the quarter and the addition of our United Arab Emirates operations, for which margins were lower than for our other

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

international operations. In Q1 11, the lower gross margins experienced in the United States and internationally compared to Canada were principally due to the mix of projects in progress, the competitive environment in the United States and internationally, and the lower margins generally experienced in US government projects especially in our Transportation practice area.

Administrative and Marketing Expenses
Our administrative and marketing expenses as a percentage of net revenue were 42.2% for Q1 11 compared to 41.4% for Q1 10, falling within our expected range of 41 to 43%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff. Our administrative and marketing expenses as a percentage of net revenue were higher in Q1 11 compared to Q1 10 due to integration activities during the quarter especially associated with the migration of Anshen + Allen and QuadraTec to our financial enterprise systems. In Q1 10, administrative and marketing expenses were reduced due to the timing of the recognition of $1.3 million in sublease revenue that became virtually certain in the quarter. As well, we recognized more lease exit liabilities in Q1 11 compared to Q1 10. Under IFRS, when we cease to use office space under an operating lease arrangement, we accrue a lease exit liability consisting of the present value of the remaining lease payments. If the space is to be sublet, the present value of the future sublease revenue can be accrued only in the quarter when the sublease revenue is virtually certain.

Goodwill
Our goodwill is allocated to cash generating units (CGUs), which are also our operating units. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how we monitor our operations. In 2010, we defined our CGUs as Canada East, Canada West, US East, and US West. With our growth internationally in 2010, and resulting reorganization, we redefined our CGUs as Canada, the United States, and International effective January 1, 2011. We allocated goodwill to our International CGU using a relative value approach based on the fair value of our CGUs.

Intangible Assets
The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Backlog is a non-GAAP measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section of our 2010 Financial Review. As at March 31, 2011, $3.2 million of the $71.3 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for Q1 11 and Q1 10.

Intangibles	Quarter Ended March 31
(In thousands of Canadian dollars)	2011	2010

Amortization of client relationships	1,363	1,087
Amortization of backlog	1,781	1,232
Software	1,331	1,490
Other	209	215

Total amortization of intangible assets	4,684	4,024

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Our amortization of intangible assets increased by $0.7 million in Q1 11 compared to Q1 10 mainly due to the amortization of the backlog balances of Burt Hill, Anshen + Allen, ECO:LOGIC, and WilsonMiller. During Q1 11, $1.1 million in intangible assets was acquired from the QuadraTec acquisition. Based on the unamortized intangible asset balance remaining at the end of Q1 11, we expect our amortization expense for intangible assets for the full year 2011 to be in the range of $17.0 to $18.0 million. The actual expense may be impacted by any new acquisitions completed after Q1 11.

Net Interest Expense
The $0.9 million increase in our net interest expense in Q1 11 compared to Q1 10 was mainly due to the increase in interest rates and higher long-term debt throughout the quarter compared to Q1 10. At March 31, 2011, $229.2 million was outstanding on our credit facility versus $177.8 million outstanding at March 31, 2010. As at March 31, 2011, $63.2 million of our bank loan was payable in US funds (US$65.1 million), and $166.0 million was payable in Canadian funds.

Depending on the form under which the credit facility is accessed, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. (Debt to EBITDA is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.) We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During 2008, we entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. This swap agreement ended September 3, 2010.

Our average interest rate was 3.33% at March 31, 2011, compared to 2.78% at March 31, 2010, taking the effect of the interest rate swap into consideration. We estimate that, based on our credit facility balance at March 31, 2011, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $209,000 for the quarter and decrease our basic earnings per share by less than $0.01. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

Foreign Exchange Losses (Gains)
During Q1 11, we recorded a $0.6 million foreign exchange gain compared to a $0.1 million gain in Q1 10. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange gain incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at March 31, 2011, we had no foreign currency forward contracts.

During the first quarter of 2011, we recorded an $11.7 million loss in our foreign exchange adjustments in other comprehensive income compared to a $15.0 million loss during the same period in 2010. These unrealized losses arose when translating the operations of our foreign operations into Canadian dollars. The loss during the first quarter of 2011 was due to the strengthening of the Canadian dollar from US$1.01 at December 31, 2010, to US$1.03 at March 31, 2011.

We estimate that, due to a slight net exposure at March 31, 2011, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
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STANTEC INC. (UNAUDITED)

Income Taxes
Our effective income tax rate for the first quarter of 2011 was 27.0% compared to 29.9% for the year ended December 31, 2010. The effective tax rate of 27.0% meets the target of at or below 28.5% set out in our 2010 Financial Review. The 2010 effective income tax rate was impacted by a reorganization of our corporate tax structure in January 2010. This reorganization resulted in a gain for tax purposes; however, this gain did not affect cash income taxes payable, since it was offset by previously recognized US income tax losses. The reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Partially offsetting this increase in our effective income tax rate was the impact of the $7.2 million capital gain on the sale of our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. in the third quarter of 2010. Excluding the impact of the reorganization and the gain on the sale of equity investments, our effective tax rate for 2010 would have been 25.7%. The increase from 25.7% to 27.0% in Q1 11 is due to the jurisdictions in which we expect to make our earnings in 2011 compared to 2010 having higher effective tax rates.

We believe that we will meet the expected target of at or below 28.5% set out in our 2010 Financial Review to the end of 2011. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Mar 31, 2011	Dec 31, 2010*	Sep 30, 2010*	Jun 30, 2010*

Gross revenue	408.7	383.7	386.7	371.1
Net revenue	336.8	310.9	314.5	303.8
Net income (loss)	23.8	23.3	31.4	23.7
EPS – basic	0.52	0.51	0.69	0.52
EPS – diluted	0.52	0.51	0.68	0.52

	Mar 31, 2010*	(CGAAP**) Dec 31, 2009	(CGAAP**) Sep 30, 2009	(CGAAP**) Jun 30, 2009

Gross revenue	371.6	342.8	384.2	388.1
Net revenue	296.8	274.8	306.7	318.1
Net income	16.3	22.9	(10.0)	22.3
EPS – basic	0.36	0.50	(0.22)	0.49
EPS – diluted	0.35	0.50	(0.22)	0.49
Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.
*Restated for IFRS
** These numbers are not restated for compliance with IFRS but are reported under Canadian GAAP (CGAAP) effective in the year concerned.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 11 vs. Q1 10	Q4 10 vs. Q4 09*	Q3 10 vs. Q3 09*	Q2 10 vs. Q2 09*

Increase (decrease) in gross revenue due to:
Acquisition growth	48.3	33.2	19.4	6.8
Organic growth	(3.8)	13.5	(8.8)	(5.4)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(7.4)	(5.8)	(8.1)	(18.4)

Total net increase (decrease) in gross revenue	37.1	40.9	2.5	(17.0)
* 2009 comparative figures in this table are not restated for compliance with IFRS but are reported under CGAAP effective in the year concerned.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

The descriptions below compare 2010 results under IFRS to 2009 results under Canadian GAAP since on the conversion to IFRS we were not required to restate historical information prior to 2010.

During Q4 10, our gross revenue increased by $40.9 million, or 11.9%, to $383.7 million compared to $342.8 million for the same period in 2009. Approximately $33.2 million of this increase resulted from an increase in revenue from acquisitions completed in 2010 and 2009, and $13.5 million resulted from organic growth. These increases were partially offset by a $5.8 million foreign exchange impact due to the strengthening of the Canadian dollar during Q4 10. Net income for Q4 10 increased by $0.4 million, or 1.7%, from the same period in 2009, and diluted earnings per share for Q4 10 increased by $0.01, or 2.0%, compared to Q4 09. Net income during Q4 10 was positively impacted by the increase in gross revenue and an increase in gross margin as a percentage of net revenue from 56.7% in Q4 09 to 57.1% in Q4 10. Net income in Q4 10 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.1% in Q4 09 to 43.0% in Q4 10. This increase was primarily due to an increase in administrative and marketing labor as a percentage of net revenue. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010.

During Q3 10, our gross revenue increased by $2.5 million, or 0.7%, to $386.7 million compared to $384.2 million for the same period in 2009. Approximately $19.4 million of this increase resulted from acquisitions completed in 2009 and 2010 offset by an $8.1 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q3 10 compared to Q3 09—and an $8.8 million retraction in organic growth. Our net income increased to $31.4 million in Q3 10 from a loss of $10.0 million in Q3 09, and our diluted earnings per share increased to $0.68 in Q3 10 from ($0.22) in Q3 09. Our Q3 10 results were negatively impacted by a slight decrease in gross margin as a percentage of net revenue from 56.5% to 56.2%. Our Q3 10 net income and earnings per share were positively impacted by a $5.9 million after-tax gain on the sale of equity investments. The results for Q3 09 were impacted by a $35.0 million non-cash goodwill impairment charge. Excluding the gain on the sale of equity investments in Q3 10 and the goodwill impairment charge in Q3 09, net income increased 1.7% to $25.4 million in Q3 10 from $25.0 million in Q3 09, and diluted earnings per share remained unchanged at $0.55.

During Q2 10, our gross revenue decreased by $17.0 million, or 4.4%, to $371.1 million compared to $388.1 million in the same period in 2009. Approximately $5.4 million of this decrease resulted from a decline in revenue from organic growth and an $18.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q2 10—partially offset by a $6.8 million increase in revenue from acquisitions completed in 2009 and 2010. Net income for Q2 10 increased by $1.4 million, or 6.3%, from the same period in 2009, and diluted earnings per share increased from $0.49 in Q2 09 to $0.52 in Q2 10. Our Q2 10 results were negatively impacted by the decline in gross revenue partially due to foreign exchange fluctuation and a slower than anticipated economic recovery in the United States. Net income in Q2 10 was also positively impacted by a reduction in our administrative and marketing expenses as a percentage of net revenue from 41.3% in Q2 09 to 40.8% in Q2 10. This decrease was primarily due to operating more efficiently, carrying out fewer integration activities, and having fewer one-time costs associated with severances and the downsizing of certain operations in Q2 10 compared to Q2 09. In addition, our interest expense decreased by $0.2 million as a result of having less long-term debt throughout Q2 10 compared to Q2 09.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at March 31, 2011, compared to December 31, 2010:

(In millions of Canadian dollars, except ratios)	Mar 31, 2011	Dec 31, 2010	Change

Current assets	463.8	500.9	(37.1)
Current liabilities	(287.3)	(324.0)	36.7
Working capital (note 1)	176.5	176.9	(0.4)
Current ratio (note 1)	1.61	1.55	n/a
note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.

Our cash flows from (used in) operating, investing, and financing activities for the first quarter of 2011 and 2010, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2011	2010	Change

Cash flows used in operating activities	(13.4)	(10.3)	(3.1)
Cash flows used in investing activities	(42.0)	(31.1)	(10.9)
Cash flows from financing activities	5.7	44.1	(38.4)

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2010 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the internal guideline established in our 2010 Financial Review of maintaining a net debt to equity ratio of at or below 0.5 to 1. We calculate our net debt to equity ratio, a non-GAAP measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At March 31, 2011, our net debt to equity ratio was 0.46 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investment held for self-insured liabilities includes bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Working Capital
Our working capital (current assets less current liabilities) at the end of Q1 11 was $176.5 million compared to $176.9 million at December 31, 2010. Year to date, current assets decreased by $37.1 million, and current liabilities decreased by $36.7 million. The $37.1 million decrease in current assets from December 31, 2010, mainly resulted from a $49.6 million decrease in cash and short-term deposits due to cash being held at December 31, 2010, for the payment of notes from acquisitions that were paid in early January 2011. This decrease was partially offset by a $5.3 million increase in trade and other receivables and unbilled revenue partially from the QuadraTec acquisition, a $1.5 million increase in income taxes recoverable, and a $2.8 million increase in other financial assets primarily from the recognition of indemnifications from prior period acquisitions. In addition, as a result of normal operations, prepaid expenses increased $1.4 million, and other assets increased $1.5 million. Our investment in trade and other receivables and unbilled revenue increased to 87 days at March 31, 2011, compared to 86 days at December 31, 2010.

The $36.7 million decrease in current liabilities at March 31, 2011, compared to December 31, 2010, resulted primarily from a $29.3 million decrease in trade and other payables due mainly to the timing of payments for annual employee bonuses. Our billings in excess of costs decreased by $5.0 million due to the timing of billings, our income taxes payable decreased by $4.0 million due to the payment of income taxes payable assumed from acquisitions, and the current portion of our long-term debt decreased by $1.8 million resulting from the payment of accrued interest on notes payable. These decreases were partially offset by a $3.0 million increase in our provisions resulting from the recognition of contingent liabilities from prior period acquisitions.

Our current ratio at March 31, 2011, increased to 1.61 from 1.55 at December 31, 2010, mainly due to the decrease in trade and other payables, billings in excess of costs, and the current portion of long-term debt as explained above.

Cash Flows Used in Operating Activities
Our cash flows used in operating activities were $13.4 million in Q1 11 compared to $10.3 million in Q1 10. Our cash flows used in operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. The $3.1 million increase in cash flows used in operating activities was a result of the following:

•	Our cash paid to suppliers was higher in Q1 11 because of the trade and other payables assumed on acquisitions completed in the second part of 2010 and in Q1 11.

•	Our cash paid to employees was higher in Q1 11 due primarily to increases in the number of employees and bonuses paid.

•	Our investment in unbilled revenue and trade and other receivables increased to 87 days in Q1 11 compared to 85 days in Q1 10.

The above was offset by an increase in our receipts from clients due to business growth.

Cash Flows Used in Investing Activities
Our cash flows used in investing activities were $42.0 million in Q1 11 compared to $31.1 million in Q1 10. Year to date, we used $31.7 million for the acquisition of QuadraTec and the payment of notes payable due from prior acquisitions, compared to using $21.8 million for the acquisition of PCGI, the purchase of the remaining 20% of I.R. Wilson Consulting Ltd., and the payment of notes payable due from acquisitions in the same period last year. Also contributing to the increase in cash flows used in investing activities was a $1.7 million increase in the use of cash flows to fund other investments. Offsetting the increase in cash flows used in investing activities was a $0.8 million decrease in the use of cash flows to fund our investments held in self-insured liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $7.4 million in Q1 11 compared to $8.0 million in Q1 10. Our Q1 11 purchases were within our expected range for 2011 to support ongoing operational activity and growth. In 2011, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems in order to optimize and streamline our business processes and prepare for continued growth. During Q1 11, we financed our property and equipment and software purchases through cash flows from operations.

Cash Flows From Financing Activities
Our cash flows from financing activities were $5.7 million in Q1 11 compared to $44.1 million in Q1 10. During Q1 11, we repaid $42.8 million of our revolving credit facility and used $53.7 million of the facility, in part to pay employee bonuses, trade and other payables, and income taxes. During Q1 10, we repaid $17.0 million of our revolving credit facility and used $64.0 million of the facility, in part to pay employee bonuses, trade and other payables, and income taxes. As at March 31, 2011, $114.3 million was available in the revolving credit facility for future activities.

Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. We are subject to financial and operating covenants related to our credit facility. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 at any time and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 at any time, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of this report. We were in compliance with all these covenants as at and throughout the period ended March 31, 2011.

Shareholders’ Equity
Share options exercised during the first quarter of 2011 generated $0.5 million in cash compared to $0.3 million in cash generated during the same period in 2010. Our shareholders’ equity was reduced by $1.8 million in Q1 11 because of the repurchase of 65,000 shares year to date through our normal course issuer bid compared to the repurchase of no shares in the same period in 2010.

OTHER

Outstanding Share Data
As at March 31, 2011, there were 45,732,852 common shares and 1,854,633 share options outstanding. During the period of April 1, 2011, to May 9, 2011, no shares were repurchased under our normal course issuer bid, 19,000 share options were exercised, 834 share options were forfeited, and 4,666 share options were cancelled. As at May 9, 2011, there were 45,751,852 common shares and 1,830,133 share options outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Contractual Obligations
As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and capital lease commitments, purchase and service obligations, and other liabilities as at March 31, 2011, on a discounted basis:

	Payment Due by Period
Contractual Obligations as at March 31, 2011 (In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-term debt	303.5	44.6	258.4	0.1	0.4
Interest on debt	24.8	9.1	15.7	-	-
Operating lease commitments	436.2	72.8	126.0	97.4	140.0
Capital lease commitments	6.8	4.9	1.8	0.1	-
Purchase and service obligations	16.2	7.7	8.3	0.2	-
Other liabilities	10.6	4.4	0.6	0.8	4.8

Total contractual obligations	798.1	143.5	410.8	98.6	145.2

For further information regarding the nature and repayment terms of our long-term debt and capital lease obligations, refer to the Cash Flows From (Used in) Financing Activities section of this report and notes 18 and 27 in our unaudited consolidated financial statements for the quarter ended March 31, 2011. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other liabilities include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements
As of March 31, 2011, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $6.6 million that expire at various dates before April 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at March 31, 2011, we had a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2011, $11.3 million in bonds (US$11.7 million) was issued under this surety facility. During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At March 31, 2011, $104,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk
The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2010 Financial Review and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several special purpose entities to provide various services, including architecture, engineering, planning, and project management. These management agreements provide us with control over the management and operation of these entities. We also receive a management fee equal to the net income of the entities and have an obligation regarding their liabilities and losses. Based on these facts and circumstances, management has concluded that we control these entities and, therefore, consolidates them in our consolidated financial statements. Transactions among subsidiaries and special purpose entities are entered into in the normal course of business and on an arm’s-length basis.

From time to time, we enter into transactions with associated companies and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control.

From time to time, we guarantee the obligation of a subsidiary or special purpose entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or special purpose entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, special purpose entities, associated companies, and joint ventures are further described in our Q1 11 unaudited consolidated financial statements and are incorporated by reference herein.

OUTLOOK

We believe that our overall outlook for 2011 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2010. The outlook for each practice area in 2011 ranges from stable for our Buildings and Urban Land practice areas, to stable to moderate organic growth for our Transportation and Environment practice areas, to moderate organic growth for our Industrial practice area. We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first quarter of 2011, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis and those described in the Outlook section of the Management’s Discussion and Analysis included in our 2010 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2010 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates
The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. Our crucial accounting estimates are described in our 2010 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our Q1 11 unaudited consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

and are incorporated by reference herein. Due to our transition to IFRS and certain transactions entered into during the first quarter of 2011, significant changes and additions to our critical accounting estimates are described below.

Business combinations. Under IFRS, contingent consideration resulting from business combinations is recorded at fair value at the acquisition date as part of the business combination based on discounted cash flows and is subsequently remeasured to fair value at each reporting date with the change in fair value being recorded to income. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. At January 1, 2010, on transition to IFRS, we fair valued contingent consideration outstanding from past business combinations using an income approach, which increased our financial liabilities and decreased our retained earnings by $6.0 million. In the fourth quarter of 2010, due to a change in the probability of meeting a performance target, we accrued additional contingent consideration of $0.5 million as an increase to other liabilities and a decrease to other income. Changes to the accounting for business combinations as a result of our transition from Canadian GAAP to IFRS are further discussed in the Transition to IFRS section of this Management’s Discussion and Analysis.

Share-based payment transactions. The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, risk-free interest rate, and expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards. Changes to the estimates are reflected in the period in which they are made and would affect our compensation expense, share capital, contributed surplus, and other liabilities. During the first quarter of 2011, we issued share options, deferred share units, and restricted share units. The restricted share unit plan is a new share-based payment plan that we implemented during the quarter.

Definition of Non-IFRS Measures
This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, gross revenue, net revenue, gross margin, return on equity ratio, EBITDA, EBITDAR, EBITDA to debt service ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first quarter ended March 31, 2011, there has been no significant change in our description of these non-IFRS accounting measures from that included in our 2010 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2010 Financial Review for additional information.

Recent Accounting Pronouncements
The listing below includes issued standards and interpretations that we expect to be applicable at a future date and intend to adopt when they become effective.

In November 2009, the IASB issued IFRS 9 “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). The first phase addressed the classification and measurement of financial assets. Under IAS 39, financial assets were classified into four

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

categories: (1) financial assets at fair value through profit and loss, (2) held-to-maturity investments, (3) loans and receivables, and (4) available-for-sale financial assets. IFRS 9 replaces the multiple classification and measurement models with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. Most of the requirements in IAS 39 for the classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss. The effective date of the IFRS 9 adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 9 is to be applied retrospectively. We are currently considering the impact of adopting IFRS 9 on our consolidated financial statements and cannot reasonably estimate the effect at this time.

In October 2010, the IASB issued amendments to IFRS 7, “Disclosures—Transfers of Financial Assets” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. An entity transfers all or part of a financial asset if it either transfers or retains the contractual right to receive the cash flows of the financial asset but assumes a contractual obligation to pay the cash flows to one or more recipients in an arrangement. The disclosure requirements are different for transferred financial assets that are not derecognized in the annual periods beginning on or after July 1, 2011. Early application is permitted. The new disclosure requirements are required to be applied prospectively. Currently, there are no instances where we transfer our financial assets; therefore, the adoption of these amendments is not expected to have a material impact on our consolidated financial statements.

Transition to IFRS
As required by the CICA, our Q1 11 unaudited consolidated financial statements, including comparative figures for the prior year, are the first presentation of our results and financial position in accordance with IFRS. Subject to certain transition elections, we consistently applied the same accounting policies in our opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented, as if these policies had always been in effect. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure. Whereas the adoption of IFRS did not have a material impact on our total operating, investing, or financing cash flows, it had an impact on our consolidated statements of financial position and consolidated statements of income as summarized below. For more details regarding the impact of IFRS on our Q1 11 financial results, refer to note 37 of our Q1 11 unaudited consolidated financial statements incorporated by reference herein.

We started our conversion to IFRS in 2008, which involved the formulation of a plan with key activities, milestones, and deliverables along with a training and communication plan for internal and external stakeholders. As part of this process, we assessed and concluded that IFRS had a minimal impact on our internal controls over financial reporting, disclosure controls and procedures, information technology systems, and business activities, including our budgeting and forecasting processes, debt covenants, key performance indicators, and compensation plans. For a summary of our conversion process, refer to our Management’s Discussion and Analysis for the year ended December 31, 2010, under the Accounting Developments, Canadian—Recent Accounting Pronouncements—International Financial Reporting Standards section.

a) IFRS 1 exemptions
Most adjustments required on the transition to IFRS were made retrospectively against opening retained earnings at January 1, 2010. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. We chose to apply the following elective exemptions:

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

•	Business combinations.
We chose the business combinations exemption in IFRS 1 not to apply IFRS 3, “Business Combinations,” retrospectively to past business combinations. Accordingly, we did not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date was not adjusted from the carrying amount previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1. We chose this exemption mainly because the high volume of our business combinations would have made the retrospective application a time-consuming and complex exercise.

•	Fair value or revaluation as deemed cost.
We elected to measure buildings, classified as property and equipment and investment property, at their fair values and to use that amount as their deemed cost at January 1, 2010. The costs of buildings were determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis. Our consolidated opening statement of financial position was not materially impacted by this election. We chose this election to avoid the retrospective componentization of our buildings.

•	Cumulative currency translation adjustment.
We elected to deem the cumulative currency translation difference for all our foreign operations to be zero at January 1, 2010, by transferring the balance at that date to retained earnings. As a result, our January 1, 2010, cumulative translation adjustment balance of $50.8 million was reclassified, increasing our accumulated other comprehensive income and decreasing our retained earnings, accordingly. Therefore, this election had a net zero impact on our opening shareholders’ equity. We chose this election to avoid the time-consuming retrospective calculation of our cumulative translation adjustment since inception.

•	Share-based payments.
We elected not to apply IFRS 2, “Share-Based Payments,” to equity instruments granted on or before November 7, 2002, or granted after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, we elected not to apply IFRS 2 to liabilities that were settled before January 1, 2010. Our consolidated opening statement of financial position was not impacted by this election. We chose this election to avoid the time consuming retrospective application of IFRS 2 to all equity instruments.

b) Impact of IFRS on our financial results
Summarized in the unaudited tables below is the impact of the changeover to IFRS on our opening shareholders’ equity at January 1, 2010, our net income for the first quarter ended March 31, 2010, and our net income for the year ended December 31, 2010. These results are based on IFRS issued and outstanding as of May 9, 2011. Any subsequent changes to IFRS that are adopted for our annual consolidated financial statements for the year ending December 31, 2011, could result in the restatement of our interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

Opening consolidated statement of financial position under IFRS
The impact of the changeover to IFRS on our opening shareholders’ equity at January 1, 2010, was a decrease in shareholders’ equity by $9.3 million. An explanation of the most significant differences between Canadian GAAP and IFRS that impacted our opening shareholders’ equity are described in further detail in section c) Accounting Policies and Statement Presentation below.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Standard	Balance Sheet Category	Description of Change	Increase (Decrease) to Shareholders’ Equity (In millions of Canadian dollars)

IFRS 3	Financial liabilities	Recognition of contingent consideration outstanding from past business combinations	(6.0)
IAS 36	Intangible assets	Recognition of intangible asset impairment	(2.4)
IAS 37	Provisions	Derecognition of estimated future sublease revenue not virtually certain at January 1, 2010	(1.7)
	Other	Other transitional adjustments	0.8

Total after-tax impact on shareholders’ equity			(9.3)

March 31, 2010, net income under IFRS
Our net income for the quarter ended March 31, 2010, increased by $2.6 million from $13.7 million under Canadian GAAP to $16.3 million under IFRS. Our basic earnings per share increased by $0.06 from $0.30 to $0.36 under IFRS, and our diluted earnings per share increased by $0.05 from $0.30 to $0.35 under IFRS. Other comprehensive loss for Q1 10 increased by $0.6 million from a loss of $14.1 million under Canadian GAAP to a loss of $14.7 million under IFRS. An explanation of the most significant differences between Canadian GAAP and IFRS that impacted our net income for Q1 10 are described in further detail in section c) Accounting Policies and Statement Presentation below.

Standard	Income Statement Category	Description of Change	Increase/(Decrease)to Net Income (After Tax) (In millions of Canadian dollars)

IAS 36	Amortization of intangible assets	Intangible asset impairment and amortization	0.6
IAS 37	Administrative and marketing expenses	Recognition of future sublease revenue that is virtually certain	1.3
IAS 39	Other finance income	Reclassification of the unrealized gain on the interest rate swap	0.6
	Other	Other transitional adjustments	0.1

Total after-tax impact on net income for the quarter ended March 31, 2010			2.6

December 31, 2010, net income under IFRS
Our net income for the year ended December 31, 2010, increased by $1.1 million from $93.6 million under Canadian GAAP to $94.7 million under IFRS. Our basic earnings per share increased by $0.02 from $2.05 to $2.07 under IFRS, and our diluted earnings per share increased by $0.02 from $2.04 to $2.06 under IFRS. Other comprehensive loss for 2010 increased by $1.5 million from a loss of $15.6 million under Canadian GAAP to a loss of $17.1 million under IFRS. An explanation of the most significant differences between Canadian GAAP and IFRS that impacted our

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

net income for December 31, 2010, are described in further detail in section c) Accounting Policies and Statement Presentation below.

Standard	Income Statement Category	Description of Change	Increase/(Decrease) to Net Income (After Tax) (In millions of Canadian dollars)

IFRS 3	Administrative and marketing expenses	Recognition of postacquisition exit/restructuring costs and acquisition-related costs	(1.9)
IFRS 3	Other income	Adjustment to the fair value of contingent consideration	(0.5)
IAS 36	Amortization of intangible assets	Intangible asset impairment and amortization	1.3
IAS 37	Administrative and marketing expenses	Recognition of future sublease revenue that is virtually certain	1.4
IAS 39	Other finance income	Reclassification of the unrealized gain on the interest rate swap	1.5
	Other	Other transitional adjustments	(0.7)

Total after-tax impact on net income for the year ended December 31, 2010			1.1

c) Accounting Policies and Statement Presentation
Summarized below are the key differences in our accounting policies between Canadian GAAP and IFRS that had the most significant impact on our consolidated opening statement of financial position and 2010 comparative financial statements. The following discussion also includes an analysis of how the IFRS changeover is expected to affect our future financial reporting.

•	Presentation of Financial Statements (IAS 1)
Under International Accounting Standard (IAS) 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. The adoption of IAS 1 resulted in several changes to the format of our financial statements, in expanded note disclosure, and in different classification and presentation of line items in our consolidated statements of financial position and consolidated statements of income.

We changed our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income. We reclassified certain statement of financial position line items into new categories, such as “investment property,” “provisions,” “financial assets,” and “financial liabilities.” We also reclassified bank charges from “administrative and marketing expenses” to “other finance cost/(income)” as well as the amortization of bonds and the realized gain on the sale of bonds from “other income” to “other finance cost/(income)”. These reclassifications had a minimal impact on our debt covenants and key performance indicators.

•	Business Combinations (IFRS 3)
Under IFRS 3, postacquisition exit/restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

allocation and impact goodwill. Therefore, we were required to derecognize these liabilities existing at January 1, 2010, if they did not meet IFRS criteria. As a result, on transition to IFRS, our accrual for exit/restructuring activities decreased by $250,000, and our retained earnings increased by $177,000 (net of tax). No adjustments were made to exit/restructuring costs and acquisition-related costs in Q1 10. During the year ended 2010, we recognized exit/restructuring costs of $0.7 million (net of tax) in administrative and marketing expenses because under IFRS they are expensed as incurred. Also, during 2010, we recognized $1.2 million (net of tax) in legal and audit costs associated with acquisitions.

In addition, under IFRS 3, an acquirer recognizes contingent consideration as part of the consideration on acquisition and measures it at the acquisition-date fair value. The remeasurement of the liability at fair value each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable and is recorded as an adjustment to goodwill. As part of our IFRS transition, we fair valued, using an income approach, and recorded contingent consideration outstanding at January 1, 2010, from past business combinations. As a result, our other financial liabilities increased and our retained earnings decreased by $6.0 million. Contingent consideration was recorded at a discounted amount due to its long-term nature. In addition, in 2010, due to a change in the probability of meeting a performance target, we adjusted the fair value of contingent consideration, thereby decreasing other income by $0.5 million.

Under Canadian GAAP, generally initial purchase price allocations are subsequently adjusted through goodwill on a prospective basis. Under IFRS, if the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation are retrospectively recognized from the date of acquisition. These adjustments (i.e., measurement period adjustments) are only those that confirm facts and circumstances existing at the acquisition date and may occur up to 12 months from the acquisition date. During the first quarter of 2011, we had significant measurement period adjustments relating to 2010 acquisitions; therefore, these adjustments were retroactively applied to 2010, impacting various line items in our consolidated statements of financial position.

As a result of the difference between Canadian GAAP and IFRS in accounting for business combinations, in future periods, we may record less goodwill, and depending on the size of acquisition, our administrative and marketing expenses may increase due to postacquisition exit/restructuring costs and acquisition-related costs. We may also experience a restatement of prior periods’ purchase price allocations depending on whether we have significant measurement period adjustments.

•	Impairment of Assets (IAS 36)
Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value. In addition, unlike Canadian GAAP, IAS 36 requires, under certain circumstances, the reversal of impairment losses other than goodwill impairments.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, if the carrying amount of the CGU or group of CGUs exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less costs to sell and the value in use. We performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. In addition, we performed our annual goodwill impairment test as at July 1, 2010, in accordance with the IFRS methodology. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed at December 31, 2010. Based on the

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

results of these reviews, we concluded that the recoverable amount of our CGUs exceeded their carrying amount and, therefore, goodwill was not impaired. At December 31, 2010, the recoverable amount of three of the CGUs exceeded their carrying amount by a substantial amount, whereas the recoverable amount of the US West CGU exceeded its carrying amount by approximately 9.2%. At December 31, 2010, the carrying amount of the US West goodwill was $176.9 million, or 32.1% of the consolidated goodwill balance.

On January 1, 2010, we also conducted an impairment test on intangible assets using IFRS methodology as required by IFRS 1. As a result of this review, we recorded a $2.4 million (net of tax) non-cash impairment charge to retained earnings and decreased our intangible assets by $3.8 million. The impairment primarily reflected a decline in expected future cash flows from certain clients and a reduction in the value of a favorable lease in our New York, New York, office. The remaining carrying amount of these specific client relationships following this impairment charge was $5.1 million. The carrying amount of the favorable lease was reduced to zero. Because we recorded the impairment on January 1, 2010, the intangible asset amortization decreased by $88,000 (net of tax) in Q1 10 and by $0.2 million (net of tax) in 2010. Under Canadian GAAP, in the first half of 2010, we also recorded a $1.1 million (net of tax) non-cash impairment charge to income related to the same client relationships and lease advantage. Therefore, we added this impairment charge back to income in our 2010 IFRS results since, under IFRS, we accounted for this impairment in our opening statement of financial position. Additional client relationships were impaired under IFRS compared to Canadian GAAP due to the difference in methodology for impairment testing.

Because of the requirement to test goodwill on acquisitions before the end of our fiscal year, and depending on the number of acquisitions we carry out in the latter half of the year, we may experience more frequent impairment testing of goodwill under IFRS.

•	Sublease revenue recognition (IAS 37)
Under IAS 37, an inflow of resources is recognized in the statement of financial position when it is virtually certain. Under Canadian GAAP, we establish lease exit liabilities when we cease to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by an estimate of future sublease revenue. Upon the adoption of IAS 37, we derecognized $2.6 million in future sublease revenue at January 1, 2010, since this revenue was not virtually certain at that date. As a result, our opening IFRS consolidated statement of financial position provision for lease exit liabilities increased by $2.6 million, and our retained earnings decreased by $1.7 million (net of tax). Administrative and marketing expenses decreased by $1.3 million (net of tax) in Q1 10 and by $1.4 million (net of tax) in 2010 because we recognized sublease revenues that became virtually certain.

In the future, we may experience a fluctuation in administrative and marketing expenses as a result of the timing of recognizing lease exit liabilities and sublease revenue.

•	Hedge Accounting (IAS 39)
As at December 31, 2009, we used the "shortcut" method to prove the effectiveness of our interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the shortcut method is not permitted to be used to assess hedge effectiveness. As a result, we discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010, and removed the $1.5 million loss (net of tax) in cumulative other comprehensive income and decreased our retained earnings, accordingly.

Our interest rate swap expired in 2010. As its fair value approached zero, we reclassified the resulting unrealized gain from other comprehensive income to finance income. As a result, our other comprehensive income decreased by $1.5 million (net of tax), and our finance income increased by $0.6 million (net of tax) in Q1 10 and by $1.5 million (net of tax) in the first three quarters of 2010. Since the interest rate swap expired in September 2010, there was no impact on Q4 10.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

For the quarter ended March 31, 2011, there has been no significant change in our risk factors from those described in our 2010 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

		March 31	December 31	January 1
		2011	2010	2010
(In thousands of Canadian dollars)	Notes	$	$	$

ASSETS	18
Current
Cash and short-term deposits	8	13,112	62,731	14,690
Trade and other receivables	9	292,525	295,740	253,205
Unbilled revenue	36	113,222	104,696	95,794
Income taxes recoverable		13,788	12,313	12,144
Prepaid expenses		12,083	10,699	11,352
Other financial assets	15	13,404	10,589	4,664
Other assets	16	5,662	4,176	4,234
Total current assets		463,796	500,944	396,083
Non-current
Property and equipment	10	109,042	113,689	107,830
Investment property	10	-	-	881
Goodwill	11	544,181	548,272	468,814
Intangible assets	12	71,320	72,136	60,331
Investments in associates	14	2,825	2,831	6,631
Deferred tax assets		39,176	40,912	43,463
Other financial assets	15	60,787	57,235	48,657
Other assets	16	1,181	1,339	-
Total assets		1,292,308	1,337,358	1,132,690

LIABILITIES AND EQUITY
Current
Bank indebtedness	8	594	-	-
Trade and other payables	17	157,023	186,287	159,393
Billings in excess of costs	36	51,727	56,741	52,007
Income taxes payable		570	4,595	-
Current portion of long-term debt	18	44,611	46,394	35,428
Provisions	19	20,258	17,297	15,287
Other financial liabilities	20	9,043	9,365	6,196
Other liabilities	21	3,433	3,313	3,811
Total current liabilities		287,259	323,992	272,122
Non-current
Long-term debt	18	258,931	275,636	198,769
Provisions	19	39,511	39,143	42,232
Deferred tax liabilities		46,851	47,780	47,177
Other financial liabilities	20	2,840	5,789	7,606
Other liabilities	21	29,785	29,330	26,720
Total liabilities		665,177	721,670	594,626

Shareholders' equity
Share capital	25	225,499	225,158	221,983
Contributed surplus	25	13,694	13,340	12,606
Retained earnings		416,188	393,844	302,966
Accumulated other comprehensive income (loss)	28	(28,353)	(16,757)	323
Total equity attributable to equity holders of the Company		627,028	615,585	537,878
Non-controlling interests		103	103	186
Total equity		627,131	615,688	538,064
Total liabilities and equity		1,292,308	1,337,358	1,132,690

See accompanying notes

MARCH 31, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended
		March 31
		2011	2010
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$

Gross revenue		408,656	371,561
Less subconsultant and other direct expenses		71,864	74,781

Net revenue		336,792	296,780
Direct payroll costs	31	148,894	131,934

Gross margin		187,898	164,846
Administrative and marketing expenses	25, 31	142,025	122,873
Depreciation of property and equipment	10	6,467	5,768
Amortization of intangible assets	12	4,684	4,024
Net interest expense	30	2,217	1,334
Other net finance expense/(income)	30	676	(400)
Share of income from associates	14	(187)	(578)
Foreign exchange gain		(591)	(58)
Other (income)/expense		(35)	262

Income before income taxes		32,642	31,621

Income taxes
Current	29	8,346	8,173
Future	29	468	7,116

Total income taxes		8,814	15,289

Net income for the period		23,828	16,332

Weighted average number of shares outstanding – basic		45,766,294	45,731,255

Weighted average number of shares outstanding – diluted		45,942,231	46,056,070

Shares outstanding, end of period		45,732,852	45,733,820

Earnings per share
Basic	32	0.52	0.36

Diluted	32	0.52	0.35
See accompanying notes

MARCH 31, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)
		For the quarter ended
		March 31
		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

Net Income for the period		23,828	16,332

Other comprehensive income
Exchange differences on translation of foreign
operations	28	(11,742)	(15,028)
Net gain on available-for-sale financial assets	28	149	380
Income tax	28	(3)	(6)

Other comprehensive loss for the period, net of tax		(11,596)	(14,654)

Total comprehensive income for the period, net of tax		12,232	1,678
See accompanying notes

MARCH 31, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity

(Unaudited)

					Accumulated
					Other
	Shares	Share	Contributed		Comprehensive
(In thousands of Canadian dollars, except shares	Outstanding	Capital	Surplus	Retained	Income (Loss)
outstanding)	(note 25)	(note 25)	(note 25)	Earnings	(note 28)	Total
	#	$	$	$	$	$

Balance, January 1, 2010	45,716,820	221,983	12,606	302,966	323	537,878

Net income				16,332		16,332
Other comprehensive loss					(14,654)	(14,654)

Total comprehensive income				16,332	(14,654)	1,678

Share options exercised for cash	17,000	307				307
Share-based compensation expense			655			655
Reclassification of fair value of share options
previously expensed		113	(113)			-

Balance, March 31, 2010	45,733,820	222,403	13,148	319,298	(14,331)	540,518

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				23,828		23,828
Other comprehensive loss					(11,596)	(11,596)

Total comprehensive income				23,828	(11,596)	12,232

Share options exercised for cash	29,532	485				485
Share-based compensation expense			549			549
Shares repurchased under normal course
issuer bid	(65,000)	(320)	(19)	(1,484)		(1,823)
Reclassification of fair value of share options
previously expensed		176	(176)			-

Balance, March 31, 2011	45,732,852	225,499	13,694	416,188	(28,353)	627,028
See accompanying notes

MARCH 31, 2011
STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended
		March 31
		2011	2010
(In thousands of Canadian dollars)	Notes	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		406,414	349,216
Cash paid to suppliers		(167,537)	(135,195)
Cash paid to employees		(232,742)	(205,059)
Interest received		703	1,123
Interest paid		(5,682)	(5,378)
Finance costs paid		(610)	(351)
Income taxes paid		(15,643)	(15,001)
Income taxes recovered		1,677	370

Cash flows used in operating activities	33	(13,420)	(10,275)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(31,749)	(21,807)
Dividends from equity investments		175	902
Increase in investments held for self-insured liabilities		(1,391)	(2,216)
Increase of other investments		(1,720)	-
Purchase of property and equipment		(4,713)	(5,476)
Purchase of intangible assets		(2,649)	(2,524)
Proceeds on disposition of property and equipment		49	62

Cash flows used in investing activities		(41,998)	(31,059)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt		(42,821)	(17,002)
Proceeds from long-term borrowings		53,703	64,000
Repayment of acquired bank indebtedness	7	(684)	-
Payment of finance lease obligations		(3,144)	(3,213)
Repurchase of shares for cancellation		(1,823)	-
Proceeds from issue of share capital	25	485	307

Cash flows from financing activities		5,716	44,092

Foreign exchange loss on cash held in foreign currency		(511)	(541)

Net increase (decrease) in cash and cash equivalents		(50,213)	2,217
Cash and cash equivalents, beginning of the period	8	62,731	14,690

Cash and cash equivalents, end of the period	8	12,518	16,907
See accompanying notes

MARCH 31, 2011
STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Consolidated Financial Statements

1. Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the quarter ended March 31, 2011, were authorized for issue in accordance with a resolution of directors of the Company's Audit and Risk Committee on May 9, 2011. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company's registered office and records office is located at 10160 - 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2. Basis of Preparation

These interim consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Since these consolidated financial statements represent the Company's first presentation of its results and financial position under IFRS, they were prepared in accordance with International Accounting Standards (IAS) 34, "Interim Financial Reporting," and IFRS 1, "First-Time Adoption of IFRS." Subject to certain transition elections disclosed in note 37, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented as if these policies had always been in effect. Note 37 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended December 31, 2010. Comparative figures for 2010 in these consolidated financial statements have been restated to give effect to these changes.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 9, 2011. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

The Company's consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differed from IFRS. These condensed interim consolidated financial statements should be read in conjunction with the Company's Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 37 discloses IFRS information for the year ended December 31, 2010, that is material to an understanding of these interim financial statements.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. Exceptions to the historical cost basis include certain categories of property and equipment that have been recorded using fair value as at January 1, 2010, as deemed cost, investment property, derivative financial instruments, and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3. Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and all its special purpose entities as at March 31, 2011.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at March 31, 2011, using consistent accounting policies. All intercompany balances are eliminated in full.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4. Summary of Significant Accounting Policies

a) Cash and short-term deposits
Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and unrestricted investments as defined above, net of outstanding bank overdrafts.

b) Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20-30%	Declining balance
Office equipment	20-30%	Declining balance
Automotive equipment	30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement's economic life
Buildings	10-20%	Declining balance

The assets' residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Investment property
Land and buildings (or parts thereof) are transferred to investment property when they are not used for operational purposes but, instead, are held to earn rental income or for capital appreciation. Investment properties are stated at cost less accumulated depreciation and any impairment losses, if any, and are accounted for in the same manner as property and equipment. As at January 1, 2010, the Company's investment property included a building that depreciated on a declining basis over its estimated useful life.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

d) Non-current assets held for sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale rather than through continuing use. This condition is met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management expects the sale to be completed within one year from the date of classification. Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Property and equipment once classified as held for sale are not depreciated or amortized.

e) Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations
The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally 1 to 3 years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 3 to 11 years. The Company assigns value to acquired contract backlog and customer lists using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as working capital and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—software
For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following initial recognition of the development expenditure as an asset, it is carried at cost less accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from 3 to 7 years.

f) Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20 to 30% declining balance basis.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the term of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

g) Investments in associates and joint ventures
Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is shown on the face of the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

The Company has interests in joint ventures whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The Company accounts for its joint ventures using the proportionate consolidation method. The Company combines its share of each of the assets, liabilities, income, and expense of the joint venture with similar items, line by line, in its consolidated financial statements.

If the financial statements of the associates or joint ventures are prepared for a different date from those of the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

h) Investments held for self-insured liabilities
In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds and equity securities.

i) Provisions
General
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when it is virtually certain. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

money is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for self-insured liabilities
The Company self insures certain risks related to professional liability and automobile physical damages. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provision for claims
The Company has claims that are not covered by its provisions for self-insurance, in particular those claims assumed from a business combination covered under an assumed insurance contract. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination
A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

Lease exit liabilities
The Company accrues charges when it ceases to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments. As well, an asset is accrued in the consolidated statements of financial position as an other financial asset if it is virtually certain that sublease rental will be obtained for the office space that the Company ceases to use. The asset is measured using the present value of the future rental income to the extent of the present value of the lease liability.

Onerous contracts
From time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability and asset if the costs to be incurred under an operating lease are to exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments. Included in the asset is the present value of the future rental income.

j) Foreign currency translation
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances
Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of entities using the foreign exchange rate at the date of the transaction. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•
On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

is unrealized foreign exchange gains and losses on non-monetary investments (i.e., equity investments) classified as available for sale, which are included in other comprehensive income.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations
The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at the consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in accumulated other comprehensive income.

k) Financial instruments
Initial recognition and subsequent measurement
The Company classifies its financial instruments as follows:

•
Cash and short-term deposits are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•
Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•
Investments held for self-insured liabilities, consisting of equity securities and bonds, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income. Interest income is recorded in finance income, and dividends are recorded in other income.

•
Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method (EIR), with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, therefore calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•
Long-term debts, including non-interest bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in finance costs.

•
Derivatives are classified as financial assets or liabilities at FVPL and are accounted for at fair value, with realized gains and losses reported in finance income, finance costs, or foreign exchange gains/losses. Derivatives are carried as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative.

Fair value
All financial assets are recognized initially at fair value plus directly attributable transaction costs except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Derivatives
From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars. As well, it enters into interest rate swap agreements to manage the risk associated with interest rate cash flows to the extent that its credit facilities are based on floating rates of interest. The Company’s policy is not to use these derivatives for trading or speculative purposes. The Company has not designated any of its derivatives for hedge accounting.

l) Impairment
The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (i.e., an incurred "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset. If an indication of impairment exists, or when annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables. The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets. For non-financial assets such as property and equipment, investment property, goodwill, investments in associates and joint ventures, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU's) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. The results of these valuation techniques are corroborated by quoted share prices for comparable publicly traded companies or other available fair value indicators. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at July 1) and when indicators of impairment exist. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

An impairment loss of goodwill is not reversed. Regarding other assets, an impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments. For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. "Significant" is to be evaluated against the original cost of the investment and "prolonged" against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the consolidated statements of income.

m) Revenue recognition
In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by reference to the stage of completion using the revenue cost approach. Stage of completion is measured by reference to labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Unbilled revenue represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs represents amounts that have been invoiced to clients but not yet recognized as revenue.

n) Employee benefit plans
The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

o) Taxes
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax
Deferred tax is determined using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, or the differences relating to investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Sales tax
Revenues, expenses, and assets are recognized net of the amount of sales tax recoverable from, or payable to, a taxation authority. Trade receivables and trade payables are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, a taxation authority is included as part of trade receivables or trade payables, as appropriate, in the consolidated statements of financial position.

p) Share-based payment transactions
Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. Under the Company’s restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. The deferred share units and restricted share units are share appreciation rights that can only be settled in cash (i.e., cash-settled transactions).

Equity-settled transactions
The cost of equity-settled transactions awards is measured by reference to the fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions
The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

q) Earnings per share
Basic earnings per share are computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

r) Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in accordance with IAS 39, "Financial Instruments: Recognition and Measurement," in other income. If the business combination is achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Goodwill is initially measured at cost, being the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

5. Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition
The Company accounts for its revenue in accordance with IAS 11, “Construction Contracts,” which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that point in time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect the Company’s revenue and unbilled revenue.

Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding receivables and on its historical collection and loss experience.

Provision for self-insured liabilities
The Company self-insures certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company's self-insured liabilities and reported expenses.

Share-based payment transactions
The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, risk-free interest rate, and expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards.

Business combinations—purchase price allocation
In a business combination, the Company may acquire the assets and assume certain liabilities of an acquired entity. The allocation of the purchase price for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. The determination of these fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples.

Contingent consideration resulting from business combinations is recorded at fair value at the acquisition date as part of the business combination based on discounted cash flows and is subsequently remeasured to fair value at each reporting date. The key assumptions take into consideration the probability of meeting each performance target and the discount factor.

Impairment of non-financial assets
Impairment exists when the carrying amount of an asset, CGU, or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU or group of CGUs being tested. The recoverable amount is most sensitive to the discount rate used in the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

Fair value of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the cash taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, and previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

arise on a wide variety of issues depending on the conditions prevailing in the respective legal entity’s domicile. Management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, on a regular basis, as well as the deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and the level of future taxable profits together with future tax-planning strategies.

6. Recent Accounting Pronouncements

The listing below includes issued standards and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective.

In November 2009, the IASB issued IFRS 9, “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39. The first phase addressed the classification and measurement of financial assets. Under IAS 39, financial assets were classified into four categories: (1) financial assets at fair value through profit and loss, (2) held-to-maturity investments, (3) loans and receivables, and (4) available-for-sale financial assets. IFRS 9 replaces the multiple classification and measurement models with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. Most of the requirements in IAS 39 for the classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss. The effective date of the IFRS 9 adoption is the first annual period beginning on or after January 1, 2013, with early adoption permitted. IFRS 9 is to be applied retrospectively. The Company is currently considering the impact of adopting IFRS 9 on its consolidated financial statements and cannot reasonably estimate the effect at this time.

In October 2010, the IASB issued amendments to IFRS 7, “Disclosures—Transfers of Financial Assets” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. An entity transfers all or part of a financial asset if it either transfers or retains the contractual right to receive the cash flows of that financial asset but assumes a contractual obligation to pay the cash flows to one or more recipients in an arrangement. The disclosure requirements are different for those transferred financial assets that are not derecognized in their entirety and those that are derecognized in their entirety. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The new disclosure requirements are required to be applied prospectively. Currently, there are no instances where the Company transfers its financial assets; therefore, the adoption of these amendments is not expected to have a material impact on its consolidated financial statements.

7. Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. Such preliminary purchase price allocations are based on management’s best estimates of the fair values of the acquired identifiable assets and liabilities at the

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the purchase price allocations. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occuring after the acquisition date they are not considered measurement period adjustments.

In addition, consideration, specified in certain purchase agreements, may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other (income)/expense.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. (PCGI) for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened the Company's program and project management expertise.

On April 30, 2010, the Company acquired all the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES ) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in providing infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm strengthened the Company's environmental services in Canada.

On July 2, 2010, the Company acquired all the shares and business of IEA Holdings, Inc. (IEA) for cash consideration and promissory notes. The acquisition of IEA, headquartered in Portland, Maine, enhanced the Company’s expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

On July 23, 2010, the Company acquired all the shares and business of WilsonMiller Inc. for cash consideration and promissory notes. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private sector clients.

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened the Company’s Environment practice area. NRC provides environmental permitting and

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

On August 6, 2010, the Company acquired the net assets and business of Communication Arts, Inc. (CommArts) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced the Company’s Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

On September 10, 2010, the Company acquired all the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen) for cash consideration and notes payable. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

On September 15, 2010, the Company acquired all the shares and business of ECO:LOGIC Engineering (ECO:LOGIC) for cash consideration and promissory notes. The acquisition of ECO:LOGIC, headquartered in Rocklin, California, enhanced the services offered in the Company's Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

On October 8, 2010, the Company acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) for cash consideration and promissory notes. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development. The acquisition of Street Smarts will provide greater depth to the Transportation practice in the southeastern United States and build on the Company’s presence in Atlanta, Georgia.

On December 3, 2010, the Company acquired all the shares and business of Burt Hill, Inc. (Burt Hill) for cash consideration and promissory notes. This Pennsylvania-headquartered international architecture and engineering firm specializes in higher education and healthcare design. Burt Hill’s office locations largely complement the Company’s existing operations along the US East Coast, including shared presence in Pittsburgh and Philadelphia, Pennsylvania; Boston, Massachusetts; Columbus, Ohio; and Phoenix, Arizona. The acquisition also added US staff in Butler and State College, Pennsylvania; Cleveland, Ohio; Washington, DC; and Miami, Florida, and international staff in the United Arab Emirates and India.

During the first quarter of 2011, the Company finalized the purchase price allocations for the TetrES acquisition. The Company expects to finalize the purchase price allocations for the IEA, WilsonMiller, Inc., NRC, and CommArts acquisitions in the second quarter of 2011; the purchase price allocations for the ECO:LOGIC and Anshen + Allen acquisitions in the third quarter of 2011; and the purchase price allocations for the Street Smarts, Burt Hill, and QuadraTec, Inc. acquisitions in the fourth quarter of 2011.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired or adjusted for in the first quarter of 2011 are as follows:

	March 31	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Cash consideration	4,268	79,256
Notes payable	4,173	39,878

Consideration	8,441	119,134

Assets and liabilities acquired
Cash acquired	-	12,267
Bank indebtedness assumed	(684)	(3,895)
Non-cash working capital	2,647	(5,203)
Property and equipment	79	13,925
Investments	-	1,493
Other financial assets	-	6,655
Intangible assets
Client relationships	821	13,119
Contract backlog	298	5,289
Software	-	391
Other	-	195
Other financial liabilities	-	(493)
Long-term debt	(390)	(15,883)
Deferred income taxes	(618)	(5,071)
Finance lease obligations	-	(82)

Total identifiable net assets at fair
value	2,153	22,707
Non-controlling interest in subsidiaries	-	83
Goodwill arising on acquisitions	6,288	96,344

Consideration	8,441	119,134

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The fair value of trade receivables amounts to $3,176,000 (December 31, 2010 – $51,837,000). The gross amount of trade receivables is $3,403,000 (December 31, 2010 – $58,488,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. No goodwill or intangible assets resulting from acquisitions completed in 2011 (December 31, 2010 – $25,494,000) were deductible for income tax purposes.

The fair value of contingent liabilities is determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. During the period, the Company did not assume any contingent liabilities relating to current acquisitions. As at the reporting date, contingent liabilities outstanding from current and prior acquisitions were reassessed and determined to be $10,762,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 15). The Company recorded no indemnification assets relating to current acquisitions.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose acquiree revenue and earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2011 had taken place at the beginning of 2011, revenue from continuing operations would have been $409,521,000 and the profit from continuing operations for the Company would have been $23,930,000. If the business combinations that occurred in 2010 had taken place at the beginning of 2010, revenue from continuing operations for the fiscal year 2010 would have been $1,692,132,000 and the profit from continuing operations for the Company would have been $95,793,000.

In 2011, directly attributable acquisition-related costs of $56,000 (December 31, 2010 – $1,946,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:
March 31
2011
(In thousands of Canadian dollars)	$

Cash consideration (net of cash acquired) on 2011 acquisitions	4,268
Payments on notes payable from previous acquisitions	26,718
Payment of contingent consideration	763

Total net cash paid	31,749

The total notes payable, contingent consideration outstanding, and adjustments to these obligations are as follows:

		Contingent
	Notes Payable	Consideration
(In thousands of Canadian dollars)	$	$

January 1, 2010	89,822	5,854
Additions for acquisitions in the period	39,878	-
Other adjustments	109	476
Payments	(37,703)	(1,701)
Interest	-	192
Impact of foreign exchange	(1,862)	(218)

December 31, 2010	90,244	4,603

Additions for acquisitions in the period	4,173	-
Other adjustments	(1,260)	-
Payments	(26,718)	(763)
Interest	-	30
Impact of foreign exchange	(1,120)	(103)

March 31, 2011	65,319	3,767

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

During 2010, the Company adjusted the notes payable on the Granary Associates, Inc. (Granary); the Jacques Whitford; The Zande Companies, Inc.; the Murphy Hilgers Architects Inc.; the Dunlop Architects Inc.; and the McIntosh Engineering Holdings Corporation acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

During the first quarter of 2011, the Company adjusted the notes payable on the Jacques Whitford; WilsonMiller; ECO:LOGIC; Street Smarts; Murphy Hilgers Architects Inc.; and Anshen + Allen acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

Contingent consideration in existence at January 1, 2010, was recorded as an adjustment to opening retained earnings and an increase in other financial liabilities in accordance with IFRS transition rules under IFRS 1. The contingent consideration is payable at various dates until February 2012, depending on whether the prior owners meet various future performance parameters. The Company uses the income approach to determine the fair value of contingent consideration. Based on changes to underlying market assumptions, at December 31, 2010, the Company increased the contingent consideration outstanding by $476,000, which was recorded in other (income)/expense. At March 31, 2011, the range of undiscounted outcomes for the outstanding contingent consideration was from approximately $3,379,000 to a maximum of $3,898,000.

8. Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. Cash and cash equivalents consist of the following:

	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Cash in bank and on hand	11,663	59,829	12,767
Unrestricted investments	1,449	2,902	1,923

Cash and short-term deposits	13,112	62,731	14,690
Bank indebtedness	(594)	-	-

Cash and cash equivalents	12,518	62,731	14,690

Unrestricted investments consist of short-term bank deposits with maturities of three months or less.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

9. Trade and Other Receivables
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Trade receivables, net of allowance	282,528	285,449	238,983
Joint venture trade receivables	2,618	3,652	5,017
Holdbacks, current	1,936	2,184	2,829
Other	5,443	4,455	6,376

	292,525	295,740	253,205

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company's historical collection and loss experience. The following table provides a reconciliation of changes to the Company's allowance for doubtful accounts (note 26):

	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Balance, beginning of the period	8,033	9,395	11,597
Provision for doubtful accounts	2,222	5,915	17,151
Deductions	(459)	(6,892)	(17,734)
Impact of foreign exchange	(63)	(385)	(1,619)

Balance, end of the period	9,733	8,033	9,395

The aging analysis of gross trade receivables is as follows:
	Total	1 –30	31 –60	61 –90	91 –120	120+
(In thousands of Canadian dollars)	$	$	$	$	$	$

March 31, 2011	292,261	172,158	57,347	19,715	15,959	27,082

December 31, 2010	293,482	160,141	69,715	22,600	17,500	23,526

January 1, 2010	248,378	141,737	43,857	27,346	12,491	22,947

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10. Property and Equipment
					Assets
					under
	Engineering	Office	Automotive	Leasehold	Finance
(In thousands of Canadian	Equipment	Equipment	Equipment	Improvements	Leases	Buildings	Land	Total
dollars)	$	$	$	$	$	$	$	$

Cost:
January 1, 2010	76,029	40,397	7,123	58,855	3,680	9,144	1,837	197,065
Additions	11,898	2,997	659	8,008	32	92	640	24,326
Additions arising on acquisitions	3,356	3,228	877	5,365	33	1,038	28	13,925
Disposals	(5,066)	(1,064)	(723)	(2,054)	-	-	-	(8,907)
Transferred to held for sale	-	-	(140)	-	-	(1,892)	(505)	(2,537)
Transfers	210	7	415	68	(700)	-	-	-
Impact of foreign exchange	(1,559)	(696)	(256)	(1,019)	1	(157)	(39)	(3,725)

December 31, 2010	84,868	44,869	7,955	69,223	3,046	8,225	1,961	220,147

Additions	2,462	1,222	146	2,461	-	-	-	6,291
Additions arising on acquisitions	60	19	-	-	-	-	-	79
Disposals	(1,419)	(401)	(220)	(3,208)	(28)	-	(140)	(5,416)
Transferred to held for sale	-	-	-	-	-	(1,041)	(522)	(1,563)
Transfers	202	(2)	141	-	(341)	-	-	-
Impact of foreign exchange	(893)	(413)	(136)	(594)	(5)	(104)	(20)	(2,165)

March 31, 2011	85,280	45,294	7,886	67,882	2,672	7,080	1,279	217,373

Accumulated
depreciation:
January 1, 2010	(44,593)	(22,558)	(4,850)	(16,276)	(953)	(5)	-	(89,235)
Current period depreciation	(9,685)	(3,955)	(845)	(8,884)	(684)	(1,408)	-	(25,461)
Disposals	4,179	608	421	1,399	(44)	-	-	6,563
Transferred to held for sale	-	-	(165)	-	-	301	-	136
Transfers	(173)	3	(238)	-	408	-	-	-
Impact of foreign exchange	766	274	167	314	2	16	-	1,539

December 31, 2010	(49,506)	(25,628)	(5,510)	(23,447)	(1,271)	(1,096)	-	(106,458)

Current period depreciation	(2,447)	(1,049)	(196)	(2,448)	(98)	(229)	-	(6,467)
Disposals	1,174	276	183	2,061	14	-	-	3,708
Transferred to held for sale	-	-	-	-	-	18	-	18
Transfers	(107)	2	(92)	-	197	-	-	-
Impact of foreign exchange	431	178	93	153	1	12	-	868

March 31, 2011	(50,455)	(26,221)	(5,522)	(23,681)	(1,157)	(1,295)	-	(108,331)

Net book value:
At January 1, 2010	31,436	17,839	2,273	42,579	2,727	9,139	1,837	107,830

At December 31, 2010	35,362	19,241	2,445	45,776	1,775	7,129	1,961	113,689

At March 31, 2011	34,825	19,073	2,364	44,201	1,515	5,785	1,279	109,042

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Included in leasehold improvements is construction work in progress in the amount of $61,000 (December 31, 2010 – $347,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment. The depreciation on assets under finance leases was $98,000 (March 31, 2010 – $53,000).

Revaluation of land and buildings
Land and buildings balances, including investment property (see below) in existence as at January 1, 2010, were revalued by professional valuators at that date on an existing-use basis. As stated in the accounting policies note, this revaluation has been carried forward as deemed cost under the transitional provisions of IFRS 1.

Investment Property
Investment property is measured initially at cost, including transaction costs (except at January 1, 2010, on transition to IFRS, investment property was measured at fair value). Subsequent to initial recognition, investment properties are stated at amortized cost. At January 1, 2010, the fair value of the investment property was $881,000. The fair value was determined based on valuations performed by an independent professional valuator. As at December 31, 2010, the investment property was transferred to assets held for sale.

11. Goodwill
	March 31	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Net goodwill, beginning of the period	548,272	468,814
Current period acquisitions	6,288	96,344
Impact of foreign exchange	(10,379)	(16,886)

Net goodwill, end of the period	544,181	548,272

Gross goodwill, end of the period	632,181	636,272
Accumulated impairment losses	(88,000)	(88,000)

Net goodwill, end of the period	544,181	548,272

Goodwill arising on acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies. In accordance with its accounting policies, the Company conducts an annual goodwill impairment test as of July 1, after July 1 if a significant acquisition occurs before December 31, or more frequently if circumstances indicate that an impairment may occur.

The Company allocates goodwill to its CGUs, which are also its operating segments. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. In 2010, the Company defined its CGUs as Canada East, Canada West, US East, and US West. With its growth internationally in 2010 and resulting reorganization, the Company redefined its CGUs as Canada, the United States, and International effective January 1, 2011. The Company does not monitor goodwill at or allocate goodwill to its practice areas.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has allocated its goodwill to its CGUs as follows:
March 31
2011
(In thousands of Canadian dollars)	$

Canada	226,000
United States	307,511
International	10,670

Allocated	544,181

	December 31	January 1
	2010	2010
(In thousands of Canadian dollars)	$	$

Canada East	79,396	77,645
Canada West	130,020	121,445
US East	126,325	117,368
US West	176,931	152,356

Allocated	512,672	468,814

Unallocated	35,600	-

	548,272	468,814

At December 31, 2010, the goodwill associated with the Burt Hill acquisition remained unallocated to the Company’s CGUs due to a lack of available information.

The Company performed its annual goodwill impairment test as at July 1, 2010, in accordance with its policy as described in note 4. In addition, the Company performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed as at December 31, 2010. Based on the results of these tests, the Company concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. As well, it is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

Valuation techniques

In performing the goodwill impairment test, the Company compares the recoverable amount of its CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. The Company uses cash flow projections from financial forecasts approved by senior management covering a five-year period. For its December 31, 2010, impairment test, the Company discounted its CGUs' cash flows using after-tax discount rates ranging from 9.75% to 11.75% (July 1, 2010 – 9.7% to 11.5%; January 1, 2010 – 10% to 12%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period as described in note 5.

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on comparable private company transactions. The Company reconciles the total of the fair values of its CGUs with its market capitalization to determine if the sum of the individual fair values is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the CGUs, the Company reviews and adjusts, if appropriate, the discount rates by CGUs and considers if the implied control premium is reasonable in light of current market conditions.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company's share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s goodwill could cause its reporting units to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs to sell for all CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections

•
Discount rates reflecting what investors are discounting future cash flows to a present value taking into consideration market rates of return, capital structure, company size, and industry risk. This rate is future adjusted to reflect risk specific to the CGU for which future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 4.0%.

Sensitivity to changes in assumptions

As at December 31, 2010, the recoverable amount of three of the Company's CGUs exceeded their carrying amount by a substantial amount, whereas the recoverable amount of the US West CGU exceeded its carrying amount by approximately 9.2%. As at December 31, 2010, the carrying amount of the US West goodwill was $176.9 million, or 32.1% of the consolidated goodwill balance.

With regard to the assessment of fair value less costs to sell, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of Canada East, Canada West, or US East to materially exceed its recoverable amount. For the US West CGU, an adverse change in the following key assumptions could have resulted in an impairment loss.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

•
Growth rate assumption. Management recognizes that increased competition, the level of public funding, and the amount of private spending could have a significant impact on growth rate assumptions. The effect of increased competition, decreased public funding, or decreased private spending is not expected to have an adverse impact on the forecasts included in the budget for the US West CGU but could yield a reasonably possible alternative to its estimated long-term growth rate. A 0.5% reduction in long-term growth rate, with all other assumptions held constant, would have resulted in an impairment.

•	Discount rate. A 0.25% increase in after-tax discount rates, with all other assumptions held constant, would have resulted in an impairment.

12. Intangible Assets
	Client	Contract	Software	Other	Total
	Relationships	Backlog
(In thousands of Canadian dollars)	$	$	$	$	$

Cost:
January 1, 2010	61,391	11,048	13,774	4,764	90,977
Additions	-	-	11,310	-	11,310
Additions – internal development	-	-	489	-	489
Additions arising on acquisitions	13,119	5,289	391	195	18,994
Removal of fully amortized assets	-	(5,540)	(3,631)	(1,397)	(10,568)
Impact of foreign exchange	(2,408)	(209)	(8)	(55)	(2,680)

December 31, 2010	72,102	10,588	22,325	3,507	108,522

Additions	-	-	3,045	-	3,045
Additions – internal development	-	-	808	-	808
Additions arising on acquisitions	821	298	-	-	1,119
Removal of fully amortized assets	-	-	(160)	-	(160)
Impact of foreign exchange	(1,439)	(214)	(26)	(4)	(1,683)

March 31, 2011	71,484	10,672	25,992	3,503	111,651

Accumulated amortization
January 1, 2010	18,431	5,349	4,389	2,477	30,646
Current period amortization	4,863	6,115	5,605	687	17,270
Removal of fully amortized assets	-	(5,540)	(3,631)	(1,397)	(10,568)
Impact of foreign exchange	(782)	(110)	(1)	(69)	(962)

December 31, 2010	22,512	5,814	6,362	1,698	36,386

Current period amortization	1,362	1,781	1,331	210	4,684
Removal of fully amortized assets	-	-	(160)	-	(160)
Impact of foreign exchange	(464)	(117)	(1)	3	(579)

March 31, 2011	23,410	7,478	7,532	1,911	40,331

Net book value:
At January 1, 2010	42,960	5,699	9,385	2,287	60,331

At December 31, 2010	49,590	4,774	15,963	1,809	72,136

At March 31, 2011	48,074	3,194	18,460	1,592	71,320

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $11,014,000 (December 31, 2010

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

– $10,744,000; January 1, 2010 – $5,228,000). Also included in software is $1,297,000 in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of discounted cash flows, using the fair value less costs to sell method, and the measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2011, as a result of this review, the Company concluded that there was no impairment to intangible assets.

The Company performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. As a result of this review, the Company recorded a $3,824,000 non-cash impairment charge to opening retained earnings for 2010. This non-cash impairment charge related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in the Company’s New York, New York, office. The remaining carrying amount of these specific client relations, following this impairment charge, was $5,115,000. The carrying amount of the favorable lease was reduced to zero.

13. Interests in Joint Ventures
The Company participates in joint ventures with other parties as follows:
	Percent Owned (% )
	March 31	December 31	January 1
	2011	2010	2010

yyC.T. Joint Venture	17	17	17
Dunlop Joint Ventures	50	53	50 –53
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50	50
Smith/Chong Joint Venture	50	50	50
Coleson Power Group Inc.	50	50	50
ACCENT Engineering Consultants Incorporated	50	40	40
FFEB JV, L.L.C.	30	30	30
Jacobs/Stantec JV	50	50	50
Hatch McIntosh Alliance Joint Venture	50	50	50
Kuwabara Payne McKenna Blumberg (KPMB)	50	50	50
HNTB Joint Venture	50	50	50
STARR	15	15	15
EM&I Stantec Ltd.	50	50	50
Stassinu Stantec Limited Partnership	49	49	49
Granary/Driscoll Joint Venture	50	50	50
INCA/FMSM	50	50	n/a

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures (before intercompany eliminations) is as follows:

	March 31	December 31	January 1
Investments in joint ventures	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Current assets	5,876	7,693	9,655
Non-current assets	559	85	127
Current liabilities	4,509	5,950	7,950

	For the quarter ended
	March 31
Share of after-tax profit from joint ventures	2011	2010
(In thousands of Canadian dollars)	$	$

Gross revenue	3,684	7,059
Subcontractor costs and other direct expenses	3,186	6,223
Administrative and marketing expenses	218	442

Profit before income taxes	280	394
Income tax expense	8	13

Profit for the period from joint ventures	272	381

	For the quarter ended
	March 31
Statements of cash flows	2011	2010
(In thousands of Canadian dollars)	$	$

Cash flows from (used in) operating activities	(525)	271

The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at March 31, 2011, and December 31, 2010.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

14. Investments in Associates
The following table lists the Company’s investments in associates:
		% Equity Interest
	Jurisdiction of	March 31	December 31	January 1
Name	Incorporation	2011	2010	2010

ADC-Stantec Inc.	Ontario, Canada	49	49	49
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada	49	49	49
CLFN-AXYS Limited Partnership	Alberta, Canada	49	49	49
Fort McKay-Stantec Evergreen Inc.	Alberta, Canada	49	49	49
Fugro Jacques GeoSurveys Inc.	Newfoundland and Labrador, Canada	-	-	30
Fugro Jacques N.V.	Curacao	-	-	30
Kavik-AXYS Inc.	Northwest Territories, Canada	24.5	24.5	24.5
Neegan Naynowan Stantec LP	Ontario, Canada	49	49	49
Numani Stantec Limited	Nunavut, Canada	49	49	49
Planning & Stantec Limited	Trinidad and Tobago	50	50	50
SSBV Consultants Inc.	British Columbia, Canada	33 1/3	33 1/3	33 1/3
Teshmont Consultants Inc.	Manitoba, Canada	50	50	50
These associated companies are private entities that are not listed on any public exchange.

On August 31, 2010, the Company sold its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. for an aggregate price of $10,000,000, resulting in a $7,183,000 ($5,942,000 net of tax) gain on sale.

The following table illustrates summarized financial information about the Company’s investment in associated companies:

	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Share of the associates' statements of financial position:
Assets	3,686	3,885	7,475
Liabilities	1,495	1,675	3,138
Equity	2,191	2,210	4,336
Share of the associates' revenue and profit:
Revenue	863	6,565	-
Profits	187	2,209	-

Carrying amount of the investment	2,825	2,831	6,631

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

15. Other Financial Assets
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Investments held for self-insured liabilities	47,882	46,578	38,418
Investments	6,990	5,411	1,459
Holdbacks on long-term contracts	6,360	5,966	3,411
Indemnifications	4,242	1,937	2,139
Future sublease revenue	7,429	5,847	6,369
Other	1,288	2,085	1,525

	74,191	67,824	53,321
Less current portion	13,404	10,589	4,664

Long-term portion	60,787	57,235	48,657

Investment held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at March 31, 2011, was $32,434,000 (December 31, 2010 – $31,564,000; January 1, 2010 – $26,748,000), and the fair value of the equities was $15,448,000 (December 31, 2010 – $15,014,000; January 1, 2010 – $11,670,000). The amortized cost of the bonds at March 31, 2011, was $32,004,000 (December 31, 2010 – $31,002,000; January 1, 2010 – $26,250,000), and the cost of the equities was $13,311,000 (December 31, 2010 – $13,040,000; January 1, 2010 – $11,556,000). The bonds bear interest at rates ranging from 0.52% to 4.29% per annum (December 31, 2010 – 1.43% to 5.5%; January 1, 2010 – 2.625% to 7.0%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Within one year	6,275	3,433	3,780
After one year but less than five years	26,159	28,131	22,968

Total	32,434	31,564	26,748

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a contingent liability. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company's indemnifications relate to certain legal claims. During the period, it adjusted contingent liabilities and indemnification assets by $2,315,000 relating to prior acquisitions due to new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments as well as an asset for the present value of the future rental income that is virtually certain.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

16. Other Assets
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Assets held for sale	4,867	3,381	844
Other	1,976	2,134	3,390

	6,843	5,515	4,234
Less current portion	5,662	4,176	4,234

Long-term portion	1,181	1,339	-

The Company is in the process of selling certain buildings, land, and equipment. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 2011. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose and are no longer depreciated.

17. Trade and Other Payables
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Trade accounts payable	54,284	64,097	63,204
Employee and payroll liabilities	77,461	93,636	77,582
Accrued liabilities	25,278	28,554	18,607

	157,023	186,287	159,393

18. Long-Term Debt
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Non-interest-bearing note payable	199	195	177
Other notes payable	67,232	91,903	91,830
Bank loan	229,168	220,217	134,600
Finance lease obligations	6,943	9,715	7,590

	303,542	322,030	234,197
Less current portion	44,611	46,394	35,428

Long-term portion	258,931	275,636	198,769

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying amount of $199,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at March 31, 2011, the fair value of the note would be $470,000 (December 31, 2010 – $468,000; January 1, 2010 – $318,000).

Other notes payable

The weighted average rate of interest on the other notes payable is 3.94% (December 31, 2010 – 4.29%; January 1, 2010 – 4.98%). The notes may be supported by promissory notes and are due at various times from 2011 to

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

2014. The aggregate maturity value of the notes is $67,486,000 (December 31, 2010 – $91,922,000; January 1, 2010 – $91,895,000). As at March 31, 2011, $37,305,000 (US$38,474,000) (December 31, 2010 – $43,015,000; January 1, 2010 – $25,684,000) of the notes' carrying amount was payable in US funds (December 31, 2010 –US$43,249,000; January 1, 2010 – US$24,438,000). The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at March 31, 2011.

Bank loan

During the third quarter of 2010, the Company reached an agreement to increase the limit of its existing revolving credit facility from $300 million to $350 million and extended the maturity date to August 2013. This agreement also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-GAAP measure), from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. As at March 31, 2011, $63,168,000 of the bank loan was payable in US funds (US$65,148,000), and $166,000,000 was payable in Canadian funds. As at December 31, 2010, $144,217,000 of the bank loan was payable in US funds (US$145,000,000), and $76,000,000 was payable in Canadian funds. As at January 1, 2010, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, which expired on September 3, 2010 (note 23).

The average interest rate applicable at March 31, 2011, was 3.33% (December 31, 2010 – 2.97%; January 1, 2010 – 3.42%). The credit facility contains restrictive covenants (note 27). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt for the three months ended March 31, 2011, was $2,463,000 (March 31, 2010 – $2,083,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At March 31, 2011, the Company had issued and outstanding letters of credit totaling $4,661,000 (December 31, 2010 –$4,736,000; January 1, 2010 – $141,000) payable in Canadian funds, $1,408,000 (US$1,452,000) (December 31, 2010 – $1,286,000, US$1,293,000; January 1, 2010 – $1,882,000, US$1,791,000) payable in US funds, and $459,000 (QAR1,724,000) (December 31, 2010 – $467,000, QAR1,724,000) payable in Qatari rial funds that expire at various dates before April 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2011, $114,304,000 (December 31, 2010 – $123,294,000; January 1, 2010 – $163,377,000) was available in the revolving credit facility for future activities.

As at March 31, 2011, $48,000 (US$50,000) in additional letters of credit payable in US funds had been assumed from acquisitions (December 31, 2010 – $5,000 payable in Canadian funds, $142,000 [US$143,000] payable in US funds; January 1, 2010 – $114,000 payable in Canadian funds, $518,000 [US$493,000] payable in US funds). The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2011, $11,303,000 (US$11,657,000) (December 31, 2010 –$11,472,000, US$11,535,000; January 1, 2010 – $11,470,000, US$10,913,000) in bonds had been issued under this surety facility.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. As at March 31, 2011, the Company's finance lease obligations included finance leases bearing interest at rates ranging from 2.29% to 13.89% (December 31, 2010 – 2.29% to 13.89%; January 1, 2010 – 2.30% to 14.71%). These finance leases expire at various dates before May 2014.

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Within one year	5,232	5,177	3,108
After one year but less than five years	1,961	4,830	5,011

Total minimum lease payments	7,193	10,007	8,119

Present value of minimum lease payments	6,943	9,715	7,590

19. Provisions
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Provision for self-insured liabilities	33,112	33,372	31,284
Lease exit liabilities and onerous contracts	12,774	11,758	16,564
Provisions for claims	13,883	11,310	9,671

	59,769	56,440	57,519
Less current portion	20,258	17,297	15,287

Long-term portion	39,511	39,143	42,232

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims (note 24). This provision for self-insured liabilities is based on the results of an actuarial review performed in 2011 and 2010, with the current and long-term portion determined based on the actuarial estimate. Due to the nature of this provision, the timing of outflows is uncertain. At March 31, 2011, the long-term portion was $29,996,000 (December 31, 2010 – $30,256,000; January 1, 2010 – $29,424,000).

	March 31	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	33,372	31,284
Current period provision	2,581	9,405
Payment for claims settlement	(2,080)	(6,294)
Impact of foreign exchange	(761)	(1,023)

Provision, end of the period	33,112	33,372

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Lease exit liabilities and onerous contracts
	March 31	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	11,758	16,564
Current period provision	2,821	1,706
Costs paid or otherwise settled	(1,556)	(6,090)
Impact of foreign exchange	(249)	(422)

Liability, end of the period	12,774	11,758

Payments for lease exit liabilities will occur until July 2017.

Provisions for claims

Provisions for claims include an estimate for legal claims covered by third-party insurance. Due to the legal nature of this provision, the timing of outflows is uncertain. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 15).

	March 31	December 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	11,310	9,671
Current period provision	1,244	1,557
Payment for claims settlement	(828)	(3,348)
Acquired claims	-	3,727
Indemnified contingent liabilities	2,315	(185)
Impact of foreign exchange	(158)	(112)

Provision, end of the period	13,883	11,310

20. Other Financial Liabilities
		March 31	December 31	January 1
		2011	2010	2010
(In thousands of Canadian dollars)	Notes	$	$	$

Interest accrued on other notes payable	18	3,528	5,746	4,622
Loss on derivative financial instruments	23	-	-	2,427
Contingent consideration	7	3,767	4,603	5,854
Other		4,588	4,805	899

		11,883	15,154	13,802
Less current portion		9,043	9,365	6,196

Long-term portion		2,840	5,789	7,606

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

21. Other Liabilities
	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Deferred gain on sale leaseback	4,332	4,441	4,877
Lease inducement benefits	23,689	23,434	21,764
Deferred share units payable	3,699	3,296	2,361
Liability for uncertain tax positions	1,498	1,472	1,529

	33,218	32,643	30,531
Less current portion	3,433	3,313	3,811

Long-term portion	29,785	29,330	26,720

Deferred gain on sale leaseback

In 2004, the Company completed the sale of its office building in Edmonton, Alberta, for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.

22. Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, software support, storage facilities, and equipment and vehicle operating leases. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases as at March 31, 2011, are as follows:

(In thousands of Canadian dollars)		$

	Within one year	80,540
	After one year but less than five years	231,833
	More than five years	139,987

		452,360

The premises rental expense for the three months ended March 31, 2011, was $17,501,000 (March 31, 2010 –$15,294,000).

Sublease rental income for the three months ended March 31, 2011, was $858,000 (March 31, 2010 – $822,000). Receivables for future sublease revenue total $9,269,000.

23. Derivative Financial Instruments

As at March 31, 2011, and December 31, 2010, the Company had no forward contract arrangements. As at January 1, 2010, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$75,000,000 at rates ranging from 1.05310 to 1.05485 per US dollar maturing over the next month. These derivative financial instruments are entered into to mitigate the risk of foreign currency fluctuations on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at January 1, 2010, was an unrealized loss of $270,000. The unrealized losses relating to these derivative financial instruments were recorded in income as foreign exchange gains or

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

losses and in the consolidated statements of financial position as other financial liabilities. These foreign currency forward contracts are not designated as a hedge.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matured on September 3, 2010. This swap agreement had the effect of converting the variable interest rate on US$100 million of the Company’s revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indicators and forecasts at January 1, 2010, was an unrealized loss of $2,157,000 ($1,531,000 net of tax). The Company has not designated the interest rate swap as a hedge; therefore, the unrealized gains or losses relating to this derivative financial instrument are recorded in income as an other finance income/cost and in the consolidated statements of financial position as an other financial liability or asset.

24. Contingencies and Guarantees

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolution will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the consolidated financial statements may be incurred.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At March 31, 2011, $104,000 of this guarantee has been exercised, but the Company has not made any payments under this guarantee, and no amounts have been accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes in or in the interpretation of laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

25. Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2011, 65,000 (December 31, 2010 – 198,300) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,823,000 (December 31, 2010 – $4,887,000). Of this amount, $320,000 and $19,000 (December 31, 2010 – $965,000 and $59,000; January 1, 2010 – nil and nil) reduced the share capital and contributed surplus accounts, respectively, with $1,484,000 (December 31, 2010 –$3,863,000) being charged to retained earnings.

In the three months ended March 31, 2011, the Company recognized a share-based compensation expense of $1,443,000 (March 31, 2010 – $580,000) in administrative and marketing expenses. Of the amount expensed, $549,000 (March 31, 2010 – $655,000) related to the fair value of options granted, and $894,000 (March 31, 2010 – ($75,000)) related to cash-settled share-based compensation. The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities and trade and other payables. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

Share options

Under the Company's share option plan, options to purchase common shares may be granted by the board of directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from 7 to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At March 31, 2011, 1,432,232 (December 31, 2010 – 1,835,566; January 1, 2010 – 1,813,899) options were available for issue.

The Company has granted share options to officers and employees to purchase 1,854,633 shares at prices between $10.80 and $30.61 per share. These options expire on dates between January 3, 2012, and January 28, 2018.

		March 31		December 31
		2011		2010

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
	#	$	#	$

Share options, beginning of the period	1,480,831	24.31	1,752,298	22.65
Granted	410,000	28.65	-	-
Exercised	(29,532)	16.44	(249,800)	12.19
Forfeited	(834)	29.40	(10,838)	29.59
Cancelled	(5,832)	29.92	(10,829)	29.77

Share options, end of the period	1,854,633	25.38	1,480,831	24.31

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The options held by officers and employees at March 31, 2011, were as follows:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Range of		Remaining	Exercise	Shares	Remaining	Exercise
Exercise Prices	Outstanding	Contractual	Price	Exercisable	Contractual	Price
$	#	Life in Years	$	#	Life in Years	$

10.80–13.55	286,333	1.16	12.35	286,333	1.16	12.35
20.37–20.42	308,300	2.40	20.39	308,300	2.40	20.39
28.65–30.61	1,260,000	4.85	29.55	704,900	3.79	30.11

10.80–30.61	1,854,633	3.87	25.38	1,299,533	2.88	23.89

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted at the share market price on the grant date was determined using the weighted average assumptions indicated below:

March 31
2011

Risk-free interest rate (%)	2.63
Expected hold period to exercise (years)	5.50
Volatility in the price of the Company's shares (%)	37.05
Weighted average fair value per option ($)	11.00
Exercise price ($)	28.65
Option life (years)	7

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

A summary of the status of the Company’s non-vested options as of March 31, 2011, and of changes in the period are as follows:

		Weighted Average
	Number of Shares	Grant Date Fair
	Subject to Option	Value
	#	$

Non-vested share options, beginning of the period	145,934	9.82
Granted	410,000	11.00
Forfeited	(834)	9.82

Non-vested share options, end of the period	555,100	10.69

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

As at March 31, 2011, 555,100 (December 31, 2010 – 145,934; January 1, 2010 – 444,316) options remained unvested, and a total unrecognized compensation cost of $3,976,000 (March 31, 2010 – $1,596,000) related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 2.19 years (December 31, 2010 – 0.63 years; January 1, 2010 – 1.31 years).

Deferred share units

Under the Company’s deferred share unit plan, the CEO and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value using the Black-Scholes option-pricing model. As at March 31, 2011, 127,785 units were outstanding at the carrying amount of $3,699,000 (December 31, 2010 – 118,005 units at the carrying amount of $3,294,000; January 1, 2010 – 78,472 units at the carrying amount of $2,361,000). As at March 31, 2011, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted annually an allotment of these units, which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company's common shares for the last 10 trading dates prior to the unit's release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value using the Black-Scholes option-pricing model. As at March 31, 2011, 33,311 units were outstanding at the carrying amount of $964,000 (December 31, 2010 – nil units; January 1, 2010 – nil units). As at March 31, 2011, the total intrinsic value of the restricted share units was equal to the carrying amount.

26. Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
•
Level 2 inputs are observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

At March 31, 2011, and December 31, 2010, investments held for self-insured liabilities were the only assets measured at fair value on a recurring basis. The carrying amount of these assets was $47,882,000 (December 31, 2010 – $46,578,000; January 1, 2010 – $38,418,000), and their fair value hierarchy was level 1.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of January 1, 2010.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

		Quoted Prices in	Significant
	Carrying Amount	Active Markets	Other	Significant
	of Asset/Liability	for Identical	Observable	Unobservable
	at January 1, 2010	Items (Level 1)	Inputs (Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets
Investments held for self-insured
liabilities	38,418	38,418	-	-

Liabilities
Foreign currency forward contracts	270	-	270	-
Interest rate swap	2,157	-	2,157	-

	2,427	-	2,427	-

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities. Forward contracts are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. The valuation of the interest rate swap is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, and trade and other receivables. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $366,869,000 as at March 31, 2011 (December 31, 2010 –$416,426,000; January 1, 2010 – $311,183,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio.

The Company mitigates the risk associated with trade receivables by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-GAAP measure). At March 31, 2011, there were 62 days (December 31, 2010 – 63 days; January 1, 2010 –59 days) of revenue in trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility, and the issuance of common shares. The unused capacity of the credit facility at March 31, 2011, was $114,304,000 (December 31, 2010 –$123,294,000; January 1, 2010 – $163,377,000). The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2011. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to equity ratio of less than 0.5 to 1 (note 27).

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

		Less than 1		After 3
	Total	Year	1–3 Years	Years
(In thousands of Canadian dollars)	$	$	$	$

January 1, 2010
Trade and other payables	159,393	159,393	-	-
Long-term debt	235,015	35,475	198,607	933
Interest rate swap	2,157	2,157	-	-
Foreign currency forward contract	270	270	-	-
Other long-term liabilities	11,686	4,287	6,896	503

Total contractual obligations	408,521	201,582	205,503	1,436

December 31, 2010
Trade and other payables	186,287	186,287	-	-
Long-term debt	322,787	45,617	275,982	1,188
Other long-term liabilities	14,787	9,850	3,107	1,830

Total contractual obligations	523,861	241,754	279,089	3,018

March 31, 2011
Trade and other payables	157,023	157,023	-	-
Long-term debt	304,530	44,653	258,698	1,179
Other long-term liabilities	11,957	9,463	626	1,868

Total contractual obligations	473,510	211,139	259,324	3,047

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan outstanding in future periods. Further information on long-term debt is included in note 18.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 23).

If the interest rate on the Company's loan balance at March 31, 2011, had been 0.5% higher, with all other variables held constant, net income would have decreased by $209,000 (March 31, 2010 – $71,000) in the period. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 23).

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

If the exchange rates had been $0.01 higher or lower at March 31, 2011, with all other variables held constant, net income would have increased or decreased by $10,000 (March 31, 2010 – $10,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

27. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2011 remained unchanged from those for 2010.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.46 to 1 at March 31, 2011 (December 31, 2010 – 0.42 to 1; January 1, 2010 – 0.41 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 17.2% for the period ended March 31, 2011 (December 31, 2010 – 16.5%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, EBITDA and EBITDAR to debt service ratio (non-GAAP measures). EBITDA is calculated as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the three months ended March 31, 2011.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

28. Accumulated Other Comprehensive Income (Loss)
	Exchange
	Differences on	Unrealized
	Translation of	Gains/Losses
	Foreign	on Financial
	Operations	Assets	Total
(In thousands of Canadian dollars)	$	$	$

Balance, January 1, 2010	-	323	323

Gains (losses) arising during the period	(15,028)	38	(14,990)
Reclassification adjustments for
losses transferred to income	-	342	342

Current period activity before tax	(15,028)	380	(14,648)
Tax effect	-	(6)	(6)

Balance, March 31, 2010	(15,028)	697	(14,331)

Balance, December 31, 2010	(18,615)	1,858	(16,757)

Gains (losses) arising during the period	(11,742)	189	(11,553)
Reclassification adjustments for gains
transferred to income	-	(40)	(40)

Current period activity before tax	(11,742)	149	(11,593)
Tax effect	-	(3)	(3)

Balance, March 31, 2011	(30,357)	2,004	(28,353)

The exchange difference on the translation of foreign operations represents the unrealized gain or loss on the Company's net investment in US-based operations or other foreign operations where the functional currency is different from the Canadian dollar. The change in the translation of foreign operations during the period relates to the fluctuation in the value of the Canadian dollar relative to these other functional currencies. Statement of financial position accounts denominated in US dollars have been translated to Canadian dollars at the rate of 0.9696 (December 31, 2010 – 0.9946; January 1, 2010 – 1.0510).

The unrealized gains (losses) on financial assets represent the change in the fair value of investments held for self-insured liabilities (note 15).

29. Income Taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pretax income of the interim period. The Company’s consolidated effective tax rate in respect of continuing operations for the three months ended March 31, 2011, was 27.0%. For the three months ended March 31, 2010, the effective income tax rate was 48.4%. The change in the effective income tax rate was due to a reorganization of the Company's corporate tax structure in January 2010, which resulted in a gain for tax purposes; however, this gain did not affect the Company’s cash income taxes payable, since it was offset by previously recognized US income tax losses.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

30. Net Interest Expense and Other Net Finance Expense/(Income)

Net interest expense	For the quarter ended
	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Interest on debt	2,393	1,971
Interest on financing leases	70	112
Other	457	188

Total interest expense	2,920	2,271

Interest income on available-for-sale investment debt securities	(284)	(400)
Other	(419)	(537)

Total interest income	(703)	(937)

Net interest expense	2,217	1,334

Other net finance expense/(income)	For the quarter ended
	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Amortization on available-for-sale investment debt securities	71	58
Bank charges	610	362

Total other finance costs	681	420

Realized gain on sale of available-for-sale investment debt securities	(5)	(11)
Fair value gain on interest rate swap	-	(809)

Total other finance income	(5)	(820)

Other net finance expense (income)	676	(400)

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

31. Employee Costs

	For the quarter ended
	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Wages, salaries, and benefits	218,561	191,743
Pension costs	6,383	5,708
Share-based payments	1,443	580

Total employee costs	226,387	198,031

Direct labor	148,894	131,934
Indirect labor	77,493	66,097

Total employee costs	226,387	198,031

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

32. Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	March 31	March 31
	2011	2010
	#	#

Basic shares outstanding	45,766,294	45,731,255
Share options (dilutive effect of 1,004,633 options; 2010 – 856,965)	175,937	324,815

Diluted shares outstanding	45,942,231	46,056,070

At March 31, 2011, 850,000 (March 31, 2010 - 872,500) options were antidilutive and, therefore, were not considered in computing diluted earnings per share.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

33. Cash Flows From Operating Activities
Cash flows used in operating activities determined by the indirect method are as follows:
	For the quarter ended
	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	23,828	16,332
Add (deduct) items not affecting cash:
Depreciation of property and equipment	6,467	5,768
Amortization of intangible assets	4,684	4,024
Deferred income tax	468	7,116
Gain on dispositions of investments and property and equipment	604	117
Share-based compensation expense	1,443	580
Provision for self-insured liability and claims	3,825	3,132
Other non-cash items	(3,922)	(4,567)
Share of income from equity investments	(187)	(578)

	37,210	31,924

Trade and other receivables	3,174	(2,654)
Unbilled revenue	(11,035)	(3,731)
Prepaid expenses	(1,529)	1,444
Trade and other payables	(31,511)	(20,996)
Billings in excess of costs	(4,469)	(9,687)
Income taxes payable	(5,260)	(6,575)

	(50,630)	(42,199)

Cash flows used in operating activities	(13,420)	(10,275)

34. Related-Party Disclosures

Subsidiaries

The Company has subsidiaries where it owns 100% of the voting and restricted securities. These subsidiaries are consolidated in the Company’s consolidated financial statements.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Name	Jurisdiction of Incorporation

58053 Newfoundland and Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland and Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AXYS Environmental Consulting (Barbados) Inc.	Barbados
BVE Development, LLC	Pennsylvania, United States
FMA Heritage Inc.	Alberta, Canada
International Insurance Group Inc.	Barbados
I.R. Wilson Consultants Ltd.	British Columbia, Canada
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nenne-Stantec Inc.	Alberta, Canada
RiverMorph, LLC	Kentucky, United States
SEA, Incorporated	Nevada, United States
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Columbia S.A.S.	Columbia
Stantec Consulting Corporation	Delaware, United States
Stantec Consulting Guatemala S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Panama, S.A.	Panama
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Experts-conseils Itee	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Alberta, Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland and Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil
WilsonMiller, Inc.	Florida, United States
WilsonMiller KSA, LLC	Florida, United States
WM Aviation, LLC	Delaware, United States

Special purpose entities

As at March 31, 2011, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. The management agreement provides the Company with control over the management and operation of these entities. The Company also receives a management fee equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management has concluded that the Company controls these entities and, therefore, consolidates these entities in its consolidated financial statements.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Name	Jurisdiction of Incorporation

Anshen & Allen Architectural Corporation, P.C.	California, United States
Anshen & Allen Associates Limited	England and Wales
Burt Hill Architects and Engineers, P.C.	New Jersey, United States
Burt Hill Inc.	Pennsylvania, United States
Burt Hill Inc.	Ohio, United States
Burt Hill Inc.	Connecticut, United States
Burt Hill International, LLC	Pennsylvania, United States
Burt Hill LLC	Pennsylvania, United States
Burt Hill Design Private Limited	India
IEA Engineering, LLC	Maine, United States
Granary Associates Architects, P.C.	Pennsylvania, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Consulting Massachusetts P.C.	Massachusetts, United States
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Enterprises Limited	Bahamas
Stantec International Limited	Barbados
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Associated companies and joint ventures

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Refer to notes 13 and 14 for a listing of the joint ventures in which the Company is a venturer and for a listing of the Company’s investments in associates.

The following table provides the total amount of transactions that have been entered into with related parties for the first quarter of 2011:

	Sales to	Amounts
	Related	Owed by	Distributions
	Parties	Related Parties	Paid
(In thousands of Canadian dollars)	$	$	$

Joint ventures	3,206	2,877	187
Associates	1,814	2,062	175

Compensation of key management personnel of the Company

The Company's key management personnel include its directors, chief executive officer, chief financial officer, chief operating officer, and senior vice presidents. The following table outlines their compensation:

	March 31	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Salaries and other short-term employment benefits	1,930	2,211
Directors' fees	63	61
Share-based payments	967	-

Total compensation to key management personnel	2,960	2,272

The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based payments include the fair value adjustment for the period.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			March 31	March 31
			2011	2010

		Exercise Price
Issue Date	Expiry Date	$	# outstanding	# outstanding

January 3, 2003	January 3, 2011	9.42	-	16,200
January 3, 2003	January 3, 2012	10.80	30,000	60,000
January 3, 2003	January 3, 2013	12.17	60,000	60,000
January 3, 2003	January 3, 2013	13.55	60,000	60,000
December 19, 2003	December 19, 2010	10.50	-	15,000
December 14, 2004	December 14, 2011	12.25	8,000	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			185,500	246,700

35. Segmented information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

In 2010, the Company had four operating segments: Canada East, Canada West, US East, and US West. With its growth internationally in 2010 and resulting reorganization, the Company redefined its operating segments as Canada, the United States, and International effective January 1, 2011. The Company’s operating segments are aggregated into the Consulting Services reportable segment.

Geographic information
	Non-current Assets

	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Canada	333,121	313,894	307,061
United States	377,239	419,896	330,320
International	14,183	307	475

	724,543	734,097	637,856

Non-current assets for this purpose consist of property and equipment, investment properties, goodwill, and intangible assets.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information
	Gross Revenue
	For the quarter ended
	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Canada	225,941	220,852
United States	167,308	144,473
International	15,407	6,236

	408,656	371,561
Gross revenue is attributed to countries based on the location of the project.

Practice area information
	Gross Revenue
	For the quarter ended
	March 31
	2011	2010
(In thousands of Canadian dollars)	$	$

Buildings	113,422	85,164
Environment	142,094	149,829
Industrial	67,848	58,838
Transportation	46,434	42,700
Urban Land	38,858	35,030

	408,656	371,561
Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

36. Amounts Due From Customers

The net amount due from customers for contracts in progress at the consolidated statement of financial position date is as follows:

	March 31	December 31	January 1
	2011	2010	2010
(In thousands of Canadian dollars)	$	$	$

Gross amount due from customers
(unbilled revenue)	113,222	104,696	95,794
Gross amount due to customers
(billings in excess of costs)	(51,727)	(56,741)	(52,007)

Net amount due from customers	61,495	47,955	43,787

As at March 31, 2011, the current portion of holdbacks held by customers included in trade and other receivables was $1,936,000 (December 31, 2010 – $2,184,000; January 1, 2010 – $2,829,000).

37. Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP. These consolidated financial statements for the three months ended March 31, 2011, are the first the Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements that comply with IFRS applicable for periods beginning on or after January 1, 2011, as described in the accounting policies (note 4). The Company prepared its opening statement of financial position as at January 1, 2010, its date of transition to IFRS. This note explains the principal adjustments the Company made in restating its Canadian GAAP statements of financial position as at January 1, 2010, and its previously published Canadian GAAP financial statements for the year ended December 31, 2010 and for the three months ended March 31, 2010.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•
Business Combinations. IFRS 3, “Business Combinations” (IFRS 3), has not been applied retrospectively to past business combinations. Accordingly, the Company did not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date was not adjusted from the carrying amount previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•
Fair value or revaluation as deemed cost. The Company elected to measure buildings, classified as property and equipment and investment property, at their fair values and used those amounts as their deemed costs at January 1, 2010. The costs of buildings were determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis.

•	Cumulative currency translation adjustment. The Company elected to deem the cumulative currency translation difference for all foreign operations to be zero at January 1, 2010.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

•
Share-based payments. IFRS 2, “Share-Based Payments” (IFRS 2), has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, or after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, the Company has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires that equity, income, comprehensive income, and cash flows be reconciled for prior periods. The Company’s first-time adoption of IFRS did not have a material impact on its total operating, investing, or financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, income, and comprehensive income, with adjustments presented on an after-tax basis.

Reconciliation of equity:
		December 31	March 31	January 1
		2010	2010	2010
(In thousands of Canadian dollars)	Notes	$	$	$

Shareholders' equity, Canadian GAAP		625,475	547,998	547,394

IFRS adjustments:
Contingent consideration outstanding from past business combinations	14	(6,573)	(6,002)	(5,969)
Acquisition-related costs	18	(1,167)	-	-
Intangible asset impairment and amortization	15	(1,033)	(1,757)	(2,370)
Sublease revenue	11	(355)	(413)	(1,725)
Other	9, 10, 12, 16	(659)	795	734

		(9,787)	(7,377)	(9,330)

Shareholders' equity, IFRS		615,688	540,621	538,064

Reconciliation of income:
			Three months
		Year ended	ended
		December 31	March 31
		2010	2010
(In thousands of Canadian dollars)	Notes	$	$

Net income for the period, Canadian GAAP		93,595	13,701

IFRS adjustments:
Sublease revenue	11	1,370	1,312
Unrealized gain on interest rate swap	12	1,531	561
Intangible asset impairment and amortization	15	1,337	613
Restructuring and acquisition-related costs	10,18	(1,913)	-
Other	9,14,16,17	(1,179)	145

		1,146	2,631

Net income for the period, IFRS		94,741	16,332

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Reconciliation of comprehensive income:
			Three Months
		Year Ended	Ended
		December 31	March 31
		2010	2010
(In thousands of Canadian dollars)	Notes	$	$

Comprehensive income (loss) for the period, Canadian GAAP		78,035	(358)

IFRS adjustments:
Net income adjustments	9-18	1,146	2,631
Reclassification of unrealized gain on the interest rate swap	12	(1,531)	(561)
Reclassification of foreign exchange on bonds	16	(155)	(338)
Net impact of IFRS adjustments on the exchange on translation of foreign operations		366	304

		(174)	2,036

Comprehensive income for the period, IFRS		77,861	1,678

Changes in Accounting Policies

The following notes describe the differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company that resulted in the above adjustments to its December 31, 2010; March 31, 2010; and January 1, 2010, consolidated financial statements.

Reclassification adjustments:

1) Classification of deferred taxes. Per IAS 12, “Income Taxes” (IAS 12), deferred tax balances are classified as non-current. Under Canadian GAAP, deferred tax balances are classified as current or non-current based on the nature of the underlying related asset or liability.

2) Investment property. Per IAS 40, “Investment Property,” land or buildings (or parts thereof) held to earn rental income or for capital appreciation instead of for own use are classified as investment property. Under Canadian GAAP, these items are classified as property and equipment.

3) Provisions. Per IAS 37, "Provisions, Contingent Liabilities and Contingent Assets” (IAS 37), provisions are defined as liabilities of uncertain timing or amount. Per IAS 1, “Presentation of Financial Statements” (IAS 1), provisions are to be disclosed as a line item on the consolidated statements of financial position. As a result, the Company reclassified its provision for self-insured liabilities, liabilities on lease exit activities, onerous sublease contracts, and provisions for claims from other liabilities and from trade and other payables to provisions.

4) Non-controlling interest. IFRS 3 requires non-controlling interests to be recorded in shareholders’ equity on the consolidated statements of financial position, whereas Canadian GAAP requires non-controlling interests to be recorded between liabilities and shareholders' equity.

5) Sublease revenue — offsetting. Per IAS 17, “Leases” (IAS 17), and IAS 37, when the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments as well as an asset for the present value of the future rental income that is virtually certain. Under IFRS, the liability is recorded separately from the asset in these cases. Under Canadian GAAP, netting the asset against the liability was permitted.

6) Financial assets and liabilities. Per IAS 1, financial assets and financial liabilities are to be disclosed as line items on the consolidated statements of financial position. As a result, the Company reclassified derivative financial instruments and interest on long-term debt from other liabilities to other financial liabilities. As well, the

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Company reclassified investments held for self-insured liabilities, investments, and holdbacks on long-term contracts from other assets to other financial assets.

7) Investments accounted for using the equity method. Per IAS 1, investments accounted for using the equity method must be presented as a separate line on the consolidated statements of financial position. As a result, the Company reclassified investments in associated companies from other assets to investments in associates.

8) Contingent liabilities. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to recognize any contingent liabilities assumed from past acquisitions that were not recognized in Canadian GAAP but would require recognition under IFRS unless IAS 37 prohibits their recognition in the statement of the acquiree. Also, if a seller contractually indemnified the acquirer for the outcome of a contingent liability, the acquirer would recognize an indemnification asset at the same time that it recognized the contingent liability. As a result, the Company’s provisions and other financial assets have increased.

Adjustments impacting net income and retained earnings:

9) Fair value of property and equipment and investment property. The Company elected to measure buildings, classified as property and equipment and investment property, at fair value at January 1, 2010, and use that amount as deemed cost as at January 1, 2010. The aggregate fair value of buildings at January 1, 2010, was $9,845,000 compared to a carrying amount of $9,390,000. As a result, on transition, the Company’s property and equipment and investment property increased by $455,000, and retained earnings increased by $370,000 (net of tax) for the difference between the fair value and net book value of these properties.

IFRS requires component accounting for significant parts of an item of property and equipment with a cost that is significant in relation to the total cost of the item. Component accounting is required if the useful life and/or depreciation method for the component is different from the remainder of the asset. Based on the componentization analysis, the Company’s buildings were componentized. Depreciation for 2010 and 2011 was based on buildings balances stated at fair value on January 1, 2010, and broken into components.

10) Postacquisition exit/restructuring costs. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to exclude from its opening IFRS consolidated statements of financial position any item recognized in accordance with Canadian GAAP that does not qualify for recognition as an asset or liability under IFRS. Per IFRS 3, any postacquisition exit/restructuring plans of an acquiring company are expensed in the consolidated statements of income as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill at the time of acquisition. Therefore, the Company was required to derecognize any postacquisition exit/restructuring liabilities existing at January 1, 2010, decreasing its accrual for exit/restructuring activities by $250,000 and increasing retained earnings by $177,000 (net of tax). During 2010, administrative and marketing expenses increased since these costs were expensed when incurred, along with the exit/restructuring costs from new acquisitions in 2010.

11) Sublease revenue recognition. Per IAS 37, an inflow of resources is recognized in the consolidated statements of financial position when it is virtually certain. Under Canadian GAAP, the Company established lease exit liabilities when it ceased to use office space under an operating lease arrangement. Included in the liability was the present value of the remaining lease payments offset by an estimate of future sublease revenue. Therefore, the Company derecognized $2,551,000 in estimated future sublease revenue at January 1, 2010, since it was not virtually certain at that date. As a result, on transition, the Company’s provision for lease exit liabilities increased by $2,551,000, and its retained earnings decreased by $1,725,000 (net of tax).

During 2010, administrative and marketing expenses decreased to recognize sublease revenues that became virtually certain.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

12) Hedge accounting. As at December 31, 2009, the Company used the "shortcut" method to prove the effectiveness of its interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the Company is not permitted to use the shortcut method to assess hedge effectiveness. As a result, the Company discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010, and removed the $1,531,000 loss (net of tax) in cumulative other comprehensive income and decreased retained earnings, accordingly.

The interest rate swap expired in September 2010. As its fair value approached zero, the Company reclassified the resulting unrealized gain, decreasing other comprehensive income and increasing finance income.

13) Foreign currency translation. On transition to IFRS, the Company elected to deem the cumulative translation difference for all foreign operations to be zero at January 1, 2010. As a result, the Company’s accumulated other comprehensive income increased and retained earnings decreased by $50,837,000.

Due to the adjustments made to the consolidated statements of financial position to restate Canadian GAAP to IFRS, the balances used to calculate the exchange on translation of foreign operations are different under IFRS. Because of this difference, other comprehensive income increased.

14) Contingent consideration. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS generally requires the Company to recognize any assets acquired or liabilities assumed in past business combinations that would require recognition by an acquirer under IFRS but not under Canadian GAAP. IFRS 3 records contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability at fair value each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable. As a result, the Company fair valued contingent consideration outstanding from past business combinations at January 1, 2010, using an income approach, which increased other financial liabilities by $5,854,000 and decreased retained earnings by $5,969,000.

Contingent consideration was recorded at a discounted amount due to its long-term nature. In 2010, interest expense increased to record the unwinding of the discount on contingent consideration. In addition, in 2010, due to a change in the probability of meeting a performance target, the Company accrued additional contingent consideration of $476,000 as an increase to other liabilities and a decrease to other (income)/expense.

15) Impairment of assets. Under IAS 36, ”Impairment of Assets” (IAS 36), the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value.

Per IFRS 1, in preparing opening IFRS consolidated statements of financial position, the Company is required to perform an impairment test, in accordance with IAS 36, on goodwill and intangible assets at January 1, 2010. The impairment tests concluded that goodwill was not impaired but that intangible assets relating to certain client relationships and favorable lease agreements were impaired by $3,824,000. The intangible impairments primarily reflected the financial distress experienced by specific clients in relation to past acquisitions and a reduction in the value of favorable leases in the Manhattan, New York, area. Therefore, on transition, the Company’s intangible assets decreased by $3,824,000, and retained earnings decreased by $2,370,000 (net of tax).

As a result of the intangible asset impairment recorded on January 1, 2010, intangible asset amortization decreased in 2010. In addition, the Company added back the $1,772,000 impairment of client relationships and

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

favorable lease agreements that were impaired under Canadian GAAP during 2010 since they were already accounted for in the IFRS opening consolidated statements of financial position.

16) Available-for-sale financial instruments. For available-for-sale financial instruments, IFRS requires that unrealized foreign exchange gains or losses from non-monetary investments be recorded in other comprehensive income and that unrealized foreign exchange gains or losses from monetary investments be recorded in income. Under Canadian GAAP, unrealized foreign exchange gains or losses from both non-monetary and monetary available-for-sale financial instruments are recorded in other comprehensive income. Since the Company has bonds (monetary investments) classified as available for sale, an adjustment was made on January 1, 2010, to decrease other comprehensive income and increase retained earnings by $281,000.

In 2010, as a result of reclassifying the unrealized foreign exchange gain on bonds from other comprehensive income to income, other comprehensive income decreased, and foreign exchange gain increased.

17) Income taxes. Where appropriate, deferred taxes were adjusted to reflect the tax effect of the adjustments identified above. As a result, on January 1, 2010, the Company increased deferred tax assets by $4,005,000 and increased deferred tax liabilities by $1,998,000. To the extent that deferred taxes were adjusted due to IFRS adjustments made in 2010, income tax expense increased.

18) Acquisition-related costs. Per IFRS 3, the acquirer accounts for acquisition-related costs as expenses in the periods in which the costs are incurred. Per Canadian GAAP, incremental costs incurred to effect business combinations are recognized as costs of the business combinations and impact goodwill at the time of acquisition. As a result, during 2010, under IFRS, the Company recognized legal and audit costs associated with acquisitions, increasing administrative and marketing expenses.

Adjustments to purchase price allocations

Under Canadian GAAP, generally, initial purchase price allocations are subsequently adjusted through goodwill on a prospective basis. Under IFRS, if the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation are retrospectively recognized from the date of acquisition. These adjustments (i.e., measurement period adjustments) are only those that confirm facts and circumstances existing at the acquisition date and may occur up to 12 months from the acquisition date. During the first quarter of 2011, the Company had significant measurement period adjustments relating to 2010 acquisitions; therefore, these adjustments were retroactively applied to 2010, impacting various line items in the Company’s consolidated statements of financial position.

Restated consolidated financial statements

The following are reconciliations of the financial statements previously presented under Canadian GAAP to financial statements prepared under IFRS.

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position (Unaudited)

	As at December 31, 2010			As at March 31, 2010			As at January 1, 2010
		Effect of			Effect of			Effect of
Canadian	Transition			Canadian	Transition		Canadian	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
(In thousands of Canadian dollars)	$	$	$	$	$	$	$	$	$

ASSETS
Current
Cash and short-term deposits	62,731	-	62,731	16,907	-	16,907	14,690	-	14,690
Trade and other receivables	290,388	5,352	295,740	253,028	-	253,028	253,205	-	253,205
Unbilled revenue	103,204	1,492	104,696	96,775	-	96,775	95,794	-	95,794
Income taxes recoverable	12,313	-	12,313	18,433	-	18,433	12,144	-	12,144
Prepaid expenses	11,068	(369)	10,699	9,623	-	9,623	11,352	-	11,352
Deferred tax assets	16,059	(16,059)	-	14,935	(14,935)	-	15,518	(15,518)	-
Other financial assets	-	10,589	10,589	-	5,030	5,030	-	4,664	4,664
Other assets	8,750	(4,574)	4,176	2,680	(1,355)	1,325	6,550	(2,316)	4,234

Total current assets	504,513	(3,569)	500,944	412,381	(11,260)	401,121	409,253	(13,170)	396,083
Non-current
Property and equipment	113,996	(307)	113,689	104,322	(624)	103,698	108,256	(426)	107,830
Investment property	-	-	-	-	819	819	-	881	881
Goodwill	551,446	(3,174)	548,272	457,657	535	458,192	468,814	-	468,814
Intangible assets	73,370	(1,234)	72,136	67,892	(2,785)	65,107	64,155	(3,824)	60,331
Investments in associates	-	2,831	2,831	-	6,343	6,343	-	6,631	6,631
Deferred tax assets	21,396	19,516	40,912	14,547	18,841	33,388	23,940	19,523	43,463
Other financial assets	-	57,235	57,235	-	51,483	51,483	-	48,657	48,657
Other assets	58,787	(57,448)	1,339	51,722	(51,722)	-	49,127	(49,127)	-

Total assets	1,323,508	13,850	1,337,358	1,108,521	11,630	1,120,151	1,123,545	9,145	1,132,690

LIABILITIES AND EQUITY
Current
Trade and other payables	192,106	(5,819)	186,287	143,397	(7,250)	136,147	167,175	(7,782)	159,393
Billings in excess of costs	58,071	(1,330)	56,741	41,772	-	41,772	52,007	-	52,007
Income taxes payable	3,397	1,198	4,595	-	-	-	-	-	-
Current portion of long-term debt	47,265	(871)	46,394	42,799	-	42,799	35,428	-	35,428
Provisions	-	17,297	17,297	-	14,439	14,439	-	15,287	15,287
Deferred tax liabilities	15,843	(15,843)	-	13,783	(13,783)	-	15,643	(15,643)	-
Other financial liabilities	-	9,365	9,365	-	5,911	5,911	-	6,196	6,196
Other liabilities	14,660	(11,347)	3,313	12,298	(8,851)	3,447	13,558	(9,747)	3,811

Total current liabilities	331,342	(7,350)	323,992	254,049	(9,534)	244,515	283,811	(11,689)	272,122
Non-current
Long-term debt	269,294	6,342	275,636	216,923	-	216,923	198,769	-	198,769
Provisions	-	39,143	39,143	-	41,398	41,398	-	42,232	42,232
Deferred tax liabilities	30,749	17,031	47,780	28,031	16,255	44,286	29,536	17,641	47,177
Other financial liabilities	-	5,789	5,789	-	6,597	6,597	-	7,606	7,606
Other liabilities	66,545	(37,215)	29,330	61,417	(35,606)	25,811	63,849	(37,129)	26,720

Total liabilities	697,930	23,740	721,670	560,420	19,110	579,530	575,965	18,661	594,626

Non-controlling interests	103	(103)	-	103	(103)	-	186	(186)	-

Shareholders' equity
Share capital	225,158	-	225,158	222,403	-	222,403	221,983	-	221,983
Contributed surplus	13,340	-	13,340	13,148	-	13,148	12,606	-	12,606
Retained earnings	454,301	(60,457)	393,844	378,270	(58,972)	319,298	364,569	(61,603)	302,966
Accumulated other comprehensive
income (loss)	(67,324)	50,567	(16,757)	(65,823)	51,492	(14,331)	(51,764)	52,087	323

Total equity attributable to equity
holders of the Company	625,475	(9,890)	615,585	547,998	(7,480)	540,518	547,394	(9,516)	537,878

Non-controlling interests	-	103	103	-	103	103	-	186	186

Total equity	625,475	(9,787)	615,688	547,998	(7,377)	540,621	547,394	(9,330)	538,064

Total liabilities and equity	1,323,508	13,850	1,337,358	1,108,521	11,630	1,120,151	1,123,545	9,145	1,132,690

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	Year ended			Three months ended
	December 31, 2010			March 31, 2010
		Effect of			Effect of
	Canadian	Transition		Canadian	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
(In thousands of Canadian dollars)	$	$	$	$	$	$

Gross revenue	1,513,062	-	1,513,062	371,561	-	371,561
Less subconsultant and other direct expenses	287,022	-	287,022	74,781	-	74,781

Net revenue	1,226,040	-	1,226,040	296,780	-	296,780
Direct payroll costs	537,704	-	537,704	131,934	-	131,934

Gross margin	688,336	-	688,336	164,846	-	164,846
Administrative and marketing expenses	510,934	(210)	510,724	125,129	(2,256)	122,873
Depreciation	24,402	1,059	25,461	5,480	288	5,768
Amortization of intangible assets	17,599	(310)	17,289	4,942	(918)	4,024
Impairment of intangible assets	1,772	(1,772)	-	-	-	-
Net interest expense	9,000	(1,138)	7,862	1,680	(346)	1,334
Other net finance expense/(income)	-	(219)	(219)	-	(400)	(400)
Share of income from associates	(2,209)	-	(2,209)	(578)	-	(578)
Gain on sale of equity investments	(7,183)	-	(7,183)	-	-	-
Foreign exchange (gain)/loss	1,355	(361)	994	286	(344)	(58)
Other (income)/expense	(850)	1,688	838	(91)	353	262

Income before income taxes	133,516	1,263	134,779	27,998	3,623	31,621

Income taxes
Current	42,429	6	42,435	8,167	6	8,173
Future	(2,508)	111	(2,397)	6,130	986	7,116

Total income taxes	39,921	117	40,038	14,297	992	15,289

Net income for the period	93,595	1,146	94,741	13,701	2,631	16,332

Earnings per share
Basic	2.05	0.02	2.07	0.30	0.06	0.36
Diluted	2.04	0.02	2.06	0.30	0.05	0.35

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income
(Unaudited)

	Year ended			Three months ended
	December 31, 2010			March 31, 2010
		Effect of			Effect of
	Canadian	Transition		Canadian	Transition
	GAAP	to IFRS	IFRS	GAAP	to IFRS	IFRS
(In thousands of Canadian dollars)	$	$	$	$	$	$

Net income for the period	93,595	1,146	94,741	13,701	2,631	16,332

Other comprehensive income
Exchange differences on translation of
foreign operations	(18,981)	366	(18,615)	(15,332)	304	(15,028)
Net gain on available-for-sale financial assets	1,923	(361)	1,562	724	(344)	380
Net gain on cash flow hedge	2,157	(2,157)	-	809	(809)	-
Income tax	(659)	632	(27)	(260)	254	(6)

Other comprehensive
(loss) for the period, net of tax	(15,560)	(1,520)	(17,080)	(14,059)	(595)	(14,654)

Total comprehensive income
(loss) for the period, net of tax	78,035	(374)	77,661	(358)	2,036	1,678

March 31, 2011
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial
Bank of Commerce

Securities
Exchange Listing
Stantec shares are
listed on the Toronto
Stock Exchange and
New York Stock
Exchange under
the symbol STN.

Head Office
200, 10160 – 112 Street
Edmonton AB T5K 2L6
Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com